Exhibit 99.E

Quarterly Bulletin

December 2013

South African Reserve Bank

Quarterly Bulletin

December 2013

No. 270

South African Reserve Bank

© South African Reserve Bank

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Enquiries relating to this Bulletin should be addressed to:

Head: Research Department

South African Reserve Bank

P O Box 427

Pretoria 0001

Tel. +27 12 313-3668/3676

http://www.reservebank.co.za	ISSN 0038-2620

    Quarterly Bulletin December 2013

Contents

Quarterly Economic Review

Introduction	1
Domestic economic developments	4
Domestic output	4
Real gross domestic expenditure	7
Factor income	12
Gross saving	13
Employment	13
Labour cost and productivity	18
Prices	21
Foreign trade and payments	27
International economic developments	27
Current account	30
Financial account	37
Foreign debt	42
International reserves and liquidity	43
Exchange rates	44
Monetary developments, interest rates and financial markets	47
Money supply	47
Credit extension	49
Interest rates and yields	52
Money market	55
Bond market	57
Share market	58
Market for exchange-traded derivatives	60
Real-estate market	63
Non-bank financial intermediaries	63
Flow of funds	64
Public finance	66
Non-financial public-sector borrowing requirement	66
Budget comparable analysis of national government finance	68
The Medium Term Budget Policy Statement 2013	73

Statements issued by Gill Marcus, Governor of the South African Reserve Bank

Statement of the Monetary Policy Committee 19 September 2013	76

Statement of the Monetary Policy Committee 21 November 2013	81

Statistical tables

Contents	S–0
Statistical tables	S–2
Key information	S–144

Quarterly Bulletin December 2013

Quarterly Economic Review

Introduction

The improvement in global economic activity achieved in the second quarter of 2013 was broadly sustained in the third quarter, with real growth easing slightly on account of a moderation in the advanced economies. Growth in the emerging economies remained fairly pedestrian by past standards but inched higher, primarily driven by improved growth in China.

The recovery remained uneven and fragile, with macroeconomic policies in key economies continuing to support economic activity. In September 2013 the United States (US) Federal Reserve surprised markets by postponing the tapering of its quantitative easing programme, mindful of the uncertainties arising from the deadlock in US fiscal policy and the need to reinforce further the traction in the economic recovery.

While some international commodity prices moved higher in the third quarter of 2013, the broad downward trend of the past 2 1⁄2 years resumed in October and November. Crude oil prices, which picked up sharply in July and August 2013 on account of geopolitical tensions and global supply concerns, eased again in the subsequent months. At the same time, the global economy continued to be characterised by significant surplus capacity. Under these circumstances global inflation remained benign, although significantly higher in the emerging than in the advanced economies. Ultra-low policy interest rate settings were maintained in most advanced economies. In the euro area, with concerns regarding deflation more prominent than the threat of inflation, the European Central Bank (ECB) reduced its main refinancing rate further in early November 2013 to a record low level.

Following a rebound in the second quarter of 2013, real growth in the South African economy was disappointingly low in the third quarter, mainly on account of industrial action in the motor vehicle and component industries, which resulted in a notable contraction in manufacturing production. In the services industries growth also moderated, mainly as a result of a slower pace of expansion in the trade and finance sectors. The motor trade subsector in particular was hampered by the above-mentioned industrial action at vehicle and vehicle component manufacturers. The negative impact for the sector was softened as existing inventories could be drawn down and due to the fact that many models are imported rather than built domestically.

By contrast, real value added in the primary sector recovered strongly in the third quarter of 2013. Following severe strike-induced labour disruptions in the second quarter of 2013, mining production rebounded in the third quarter as brisk increases in the production of diamonds, platinum and gold more than offset slower growth in the coal and other mining sectors. At the same time, the real value added by the agricultural sector turned around to register an increase in the third quarter of 2013, mainly as a result of improved horticultural and animal production.

Real final consumption expenditure by households expanded further in the third quarter of 2013 but at a significantly slower pace than before, consistent with the simultaneous deceleration in the real disposable income of the household sector as industrial action weighed on striking workers’ earnings. However, wage settlements continued to be reached at levels significantly above the contemporaneous rate of consumer price inflation. With overall real disposable income levels rising moderately, interest rates at relatively low levels, the real prices of high-technology products moderating and the somewhat depreciated exchange value of the rand fuelling fears that the domestic prices of imported and import-competing goods could rise in the near future, consumer expenditure on durable and semi-durable goods continued rising briskly in the third quarter of 2013. However, this occurred at a somewhat slower pace than in the preceding quarter. Households’ real spending on services registered very slow growth while real expenditure on non-durable goods displayed virtually no growth in the third quarter, probably in part related to the loss of income by striking workers.

Quarterly Bulletin December 2013

Alongside the slower pace of increase in household consumption expenditure and given the subdued conditions in the home-loan market and lustreless credit growth in general, the ratio of household debt to disposable income edged lower in the third quarter of 2013. With rising prices of shares, the household sector’s net wealth continued to rise over the period.

Growth in the general government’s real final consumption expenditure slowed somewhat further in the third quarter of 2013 as spending was curtailed in order to restrain the budget deficit. While real expenditure on non-wage goods and services slowed, real compensation of government employees increased marginally.

Fixed capital formation recorded further real growth at a somewhat firmer pace in the third quarter of 2013. The acceleration was mainly evident in the capital expenditure of the general government as the upgrading of public roads by provincial governments and expenditure on water and sanitation projects by local governments gained further momentum. Driven by enterprises in the electricity and transport sectors, real fixed capital expenditure by public corporations remained at a high level, but essentially moved sideways in the third quarter. The pace of growth in fixed capital spending by private business enterprises moderated somewhat in the quarter under review. This moderation was spread across most sectors with the exception of the mining sector (which continued to invest in ongoing projects) and the private transport sector.

Real inventory holdings registered a further firm increase in the third quarter of 2013, with manufacturing inventories rising briskly as parts for vehicle assembly could not be utilised due to industrial action and as petroleum refineries imported more crude oil. Although of smaller magnitude generally, inventories declined in a number of other sectors; these included sectors experiencing strike activity, such as the motor trade sector, whose sales were facilitated by running down stock levels significantly.

With real domestic expenditure increasing more strongly than real domestic production, and given the relatively high import content of capital goods and durable and semi-durable consumer goods, the volume of merchandise imported into South Africa rose more strongly in the third quarter of 2013 than the volume of merchandise exports. Exports were restrained by lustreless export markets and domestic supply-side constraints. In addition, the terms of trade deteriorated over the period as the prices of exports did not keep up with those of imports. The deficit on the services, income and current transfer account also widened in the third quarter of 2013, largely on account of higher net dividend and interest payments to the rest of the world. As a result of these developments, the deficit on the current account of the balance of payments widened from a downwardly revised 5,9 per cent of gross domestic product in the second quarter of 2013 to 6,8 per cent in the third quarter.

The third-quarter deficit was financed through a combination of direct, portfolio and other investment. Inward foreign direct investment was concentrated in the financial and pharmaceutical sectors of the economy, while portfolio investment consisted mainly of the acquisition of debt securities by non-residents as their net purchases of domestic rand-denominated bonds were augmented by the issuance of international bonds by the National Treasury and by a public corporation. In the other investment category, South African banks reduced their foreign currency-denominated deposits held with foreign banks. Related mainly to the international bonds that were issued by the National Treasury, South Africa accumulated more foreign reserves in the third quarter of 2013 and ran a surplus on the overall balance of payments. The nominal effective exchange rate of the rand nevertheless declined in the third quarter of the year as the deterioration in the current-account deficit in the previous quarter, the release of data showing large trade deficits in the third quarter, the prolonged strike action, and the deterioration in the terms of trade weighed on sentiment in the market for foreign exchange.

Employment trends reflected the generally subdued growth in economic activity. Enterprise-surveyed employment in the formal non-agricultural sector displayed very little growth over the most recently available four quarters to the second quarter of 2013. With real output having registered a more pronounced increase over the same period, labour productivity rose and helped to contain unit labour cost inflation. Household-surveyed employment statistics suggest

    Quarterly Bulletin December 2013

more vigorous increases in employment in the year to the third quarter of 2013, accompanied by a modest reduction in the unemployment rate and an encouraging decrease in youth unemployment to less than 50 per cent.

Wage settlements increased moderately over the past year but, allowing for productivity improvements, unit labour cost increases have remained close to 6 per cent – the upper limit of the inflation target range. Twelve-month consumer price inflation gained momentum over the past few quarters and momentarily exceeded 6 per cent, pushed higher by especially petrol and food price inflation. However, partly due to base effects, lower international food price inflation and a sustained large output gap in the economy, inflation moderated and has fallen inside the inflation target range most recently. While most measures of underlying inflation edged higher over the past year, they have remained well within the target range.

The domestic financial markets continued to be characterised by orderly conditions and adequate liquidity. Given the fairly subdued economic activity, both overall bank advances to the domestic private sector and the broad money supply continued to increase at single-digit rates. Growth in banks’ general advances to the household sector slowed considerably over the past year, whereas instalment sale and leasing finance maintained a firm pace of increase alongside sturdy durable consumption expenditure. At the same time, mortgage advances continued to register very slow growth with a slight upward bias in recent months, consistent with conditions in the real-estate market.

The repurchase rate of the South African Reserve Bank (the Bank) has been maintained at 5 per cent since July 2012, anchoring other money-market interest rates. Bond yields initially trended lower over this period but rose sharply in May 2013 following the US Federal Reserve Chairman’s remarks regarding the downscaling of quantitative easing measures in the future. Yields have subsequently remained in higher territory. Share prices rose to successive record highs over the past year, supported by companies’ earnings growth and constrained alternative investment opportunities.

Fiscal policy continued to provide support to the economic recovery. The public-sector borrowing requirement remained slightly above 6 per cent of gross domestic product in the first half of fiscal 2013/14 as both general government and the non-financial public corporations continued to incur more expenditure than their current revenue, aligning infrastructure and other programmes with the targets set out in the National Development Plan. The October 2013 Medium Term Budget Policy Statement emphasised the need for discipline in containing government expenditure and suggested steps to achieve this outcome, using the principles of efficiency, countercyclicality and debt sustainability to anchor the public finances.

Quarterly Bulletin December 2013

1

In accordance with normal practice in the final quarter of the year, revised national accounts data are incorporated in this issue of the Quarterly Bulletin. These revisions are based on more detailed or more appropriate data that became available.

2	The quarter-to-quarter growth rates referred to in this section are based on seasonally adjusted data.

Domestic economic developments

Domestic output1, 2

Economic activity in South Africa slowed markedly in the third quarter of 2013 after a recovery in the second quarter. Following an increase of 3,2 per cent in the second quarter of 2013, growth in real gross domestic product decelerated to an annualised rate of 0,7 per cent in the third quarter. The slower growth in the third quarter reflected a contraction in the real output of the secondary sector alongside slower growth in the tertiary sector. By contrast, the real value added in the primary sector increased substantially following a decline in the previous quarter.

Given the tepid growth registered in the third quarter of 2013, the level of real gross domestic production in the first three quarters of 2013 was only 1,9 per cent higher than in the corresponding period of 2012. Growth in the South African economy has been held back by supply constraints in recent quarters, and real production is consequently expected to remain subdued in 2013 as a whole.

Excluding the contribution of the generally volatile primary sector, growth in the real gross domestic product decelerated from its most recent peak of 4 per cent in the second quarter of 2013 to a contraction of 0,1 per cent in the third quarter.

Following a decline of 4,7 per cent in the second quarter of 2013, the real value added by the primary sector increased at an annualised rate of 8,9 per cent in the third quarter. This improved performance was underpinned by a brisk recovery in the real output of both the agricultural and mining sectors over the period.

    Quarterly Bulletin December 2013

Real gross domestic product

Percentage change at seasonally adjusted annualised rates

	2012					2013
Sector	1st qr	2nd qr	3rd qr	4th qr	Year	1st qr	2nd qr	3rd qr
Primary sector	-7,9	20,2	-4,5	-2,6	-2,0	7,5	-4,7	8,9
Agriculture	4,4	9,0	7,1	9,9	2,0	-4,4	-3,0	3,6
Mining	-12,8	25,4	-9,1	-7,7	-3,6	13,4	-5,4	11,4
Secondary sector	5,3	-1,2	1,2	3,8	1,8	-5,9	9,6	-4,5
Manufacturing	6,1	-1,1	0,9	4,4	2,1	-7,9	11,7	-6,6
Tertiary sector	3,0	2,1	2,0	2,7	3,2	2,0	2,2	1,3
Non-primary sector	3,6	1,3	1,8	2,9	2,8	0,0	4,0	-0,1
Total	2,4	2,6	1,3	2,3	2,5	0,8	3,2	0,7

Subsequent to a sustained decline in the first and second quarters of the year, the real value added by the agricultural sector turned around in the third quarter of 2013 when an annualised increase of 3,6 per cent was recorded. Increased momentum mainly resulted from improved horticultural and animal production. Notwithstanding the quarterly declines in agricultural production in the first and second quarters of the year, the level of real output was still 3,1 per cent higher than in the corresponding period of 2012.

The maize crop for the 2012/13 production season amounted to 11,7 million tons compared with a crop of 12,1 million tons harvested in the previous season. Owing mainly to the dry conditions in the western parts of the country, producers intend to plant 2,685 million hectares of maize in the 2013/14 production season; 3,5 per cent less than in the previous year. Farmers are expected to plant more oilseeds at the expense of maize during the current planting season.

Conditions in the mining sector improved in the third quarter of 2013 subsequent to severe strike-induced labour disruptions in the second quarter. As a result, mining production rebounded, increasing at an annualised rate of 11,4 per cent in the third quarter. Solid increases in the production of diamonds, platinum and gold more than offset slower growth in coal and other mining production. Total mining output thus contributed 0,6 of a percentage point to overall economic growth in the third quarter of 2013 after having subtracted 0,3 of a percentage point in the preceding quarter. Platinum production benefited from higher volumes of ore milled and improved concentrator recovery at certain platinum mines in the period under review. At the same time, gold production was buoyed by increased tonnage and higher grades of gold ore mined. By contrast, the production of iron ore was adversely affected in the third quarter by, among other factors, section 54 regulatory safety stoppages and depth constraints that hindered activity at one of the country’s main iron ore mines.

The recent round of wage negotiations in the mining sector, which despite some industrial action was nonetheless concluded in a more peaceful and constructive manner when compared to the 2012 wage negotiation process, added to the better performance of the sector in the third quarter of 2013. Prospects for the mining sector, however, continue to be clouded by the sluggish recovery in global demand, somewhat lower international commodity prices, escalating input costs and high wage demands in an unsettled labour relations environment.

Accounting for roughly 19 per cent of gross domestic product, the real value added by the secondary sector contracted in the third quarter of 2013 as activity in the manufacturing sector was, once again, negatively affected by labour disputes. In addition, real output growth in the electricity, gas and water sector and the construction sector slowed over the period.

The expansion in manufacturing output in the second quarter of 2013 was short-lived as production in the sector was negatively affected by strike action in several subsectors during August and September. The negative impact of labour disruptions was moreover compounded

Quarterly Bulletin December 2013

by headwinds emanating from subdued global economic conditions and domestically from the elevated cost of labour, electricity and fuel over the period. After having added 1,7 percentage points to overall growth in real gross domestic product in the second quarter of 2013, the contraction in manufacturing output subtracted 1 percentage point from the growth in the third quarter.

Subsequent to a brisk increase of 11,7 per cent in the second quarter of 2013, real manufacturing output declined at a rate of 6,6 per cent in the third quarter. Production was held back in the third quarter by industrial action which was felt especially in the subsectors for motor vehicles, parts and accessories; and other transport equipment. During the quarter industrial action at the seven major vehicle manufacturing plants in the country was followed by industrial strife at a number of automotive component industries. In addition, production contracted in the subsectors producing electrical machinery; textiles, clothing, footwear and leather; glass and non-metallic mineral products; and basic iron and steel, non-ferrous metal products, metal products and machinery. Steel producers suffered from low demand, increased production costs and the delay in the implementation of infrastructure development projects. However, production volumes increased in the subsectors producing wood and wood products, paper, publishing and printing; and petroleum, chemical products, rubber and plastic products. Consistent with the setbacks in a number of sectors, the utilisation of production capacity in the manufacturing sector slowed from 81,3 per cent in the second quarter of 2013 to 81,2 per cent in the third quarter. Incorporating the lower level of production recorded in the third quarter, real manufacturing output in the first three quarters of 2013 was only 0,6 per cent higher than in the corresponding period of 2012.

The real value added by the sector supplying electricity, gas and water lost some of its earlier growth momentum in the third quarter of 2013. Following an increase of 5,1 per cent in the second quarter, growth in real value added slowed to an annualised rate of 3,8 per cent in the third quarter of 2013. This moderation in growth partly reflected the planned maintenance activities at certain power stations during the period. In addition, the slower rate of increase in electricity production could be explained by industrial action in the mining and manufacturing sectors, reducing the demand for electricity over this period.

Having increased at an annualised rate of 2,3 per cent in the second quarter of 2013, the real value added by the construction sector advanced at a slightly slower pace of 2,1 per cent in the third quarter. Activity in civil construction was adversely impacted by industrial action at larger project sites including Eskom’s Medupi and Kusile power stations. While construction activity in the residential building segment continued to expand at a moderate pace, non-residential building activity slowed during the period.

    Quarterly Bulletin December 2013

Growth in the real value added by the tertiary sector edged lower from an annualised rate of 2,2 per cent in the second quarter of 2013 to 1,3 per cent in the third quarter. A slower pace of increase in the real value added by the trade and finance sectors was partly offset by increased activity in the general government and transport sectors over the period.

Real output growth of the trade sector slowed from an annualised rate of 3,1 per cent in the second quarter of 2013 to 1,3 per cent in the third quarter, mainly reflecting a decrease in real value added by the motor trade subsector. Industrial action at vehicle assemblers and the vehicle component industry hampered sales activity in this subsector during the quarter, although the impact on domestic vehicle sales was to some extent cushioned by the drawing down of existing inventory levels – approximately two thirds of new passenger cars sold in South Africa are imported. Activity in the retail trade subsector slowed, while real output in the wholesale trade subsector increased somewhat in the third quarter of 2013.

Real value added by the transport, storage and communication sector, which rose at an annualised rate of 1,5 per cent in the second quarter of 2013, increased at a rate of 2,6 per cent in the third quarter. Land freight transport expanded on the back of increased transportation of mining and quarrying products. Output by the sector was further supported by growth in the telecommunication subsector benefiting from an increased number of subscribers to mobile telecommunication networks and a firm demand for the use of data on mobile phones during the third quarter of 2013.

Growth in the real value added by the finance, insurance, real-estate and business services sector decelerated from an annualised rate of 3,5 per cent in the second quarter of 2013 to 1,3 per cent in the third quarter. Slower growth was mainly evident in the domestic securities market as trading activity on the JSE Limited (JSE) lost some momentum over the period. In addition, the real output of the banking sector decreased over the period. The real value added by the finance, insurance, real-estate and business services sector nevertheless increased at a year-on-year rate of 3,1 per cent in the first three quarters of 2013 – lower than the 3,7 per cent increase recorded for the calendar year 2012 as a whole.

An increase in government employment levels in the third quarter of 2013 mainly accounted for the modestly higher pace of growth in the real output by general government. The rate of increase in real value added inched higher from 0,2 per cent in the second quarter of 2013 to 0,4 per cent in the third quarter.

Real gross domestic expenditure

Growth in aggregate real gross domestic expenditure moderated from an annualised rate of 2,7 per cent in the second quarter of 2013 to 1,9 per cent in the third quarter. This was the net result of a slower pace of increase in real final consumption expenditure by households and general government which more than offset an acceleration in real gross fixed capital formation alongside stronger real inventory investment.

Real gross domestic expenditure

Percentage change at seasonally adjusted annualised rates

	2012					2013
Component	1st qr	2nd qr	3rd qr	4th qr	Year	1st qr	2nd qr	3rd qr
Final consumption expenditure
Households	3,6	3,4	2,9	2,8	3,5	2,6	2,8	2,3
General government	1,7	3,6	8,3	-1,0	4,0	2,7	1,7	1,5
Gross fixed capital formation	3,1	3,2	4,7	4,5	4,4	1,7	2,1	3,1
Domestic final demand	3,1	3,4	4,3	2,4	3,8	2,4	2,5	2,3
Change in inventories (R billions)*	15,1	14,6	13,7	-4,1	9,9	14,0	8,9	9,4
Gross domestic expenditure	4,6	3,7	4,2	-0,6	4,0	5,0	2,7	1,9

*	At constant 2005 prices

Quarterly Bulletin December 2013

Consistent with the sluggish pace of increase in domestic production, real gross domestic expenditure lost some momentum in the first nine months of 2013, surpassing the level of expenditure in the corresponding period in 2012 by 2,9 per cent. Real gross domestic expenditure increased at a rate of 4 per cent in calendar year 2012 as a whole.

Despite the moderation in spending growth in the third quarter of 2013, real final consumption expenditure by households still made the strongest contribution to growth in real gross domestic product, as illustrated in the accompanying table. Real net exports subtracted 1,3 percentage points from growth in real gross domestic product in the third quarter of 2013, having previously added 0,4 of a percentage point to growth in the second quarter of the year.

Contribution of expenditure components to growth in real gross domestic product

Percentage points

	2012					2013
Component	1st qr	2nd qr	3rd qr	4th qr	Year	1st qr	2nd qr	3rd qr
Final consumption expenditure
Households	2,3	2,2	1,9	1,9	2,3	1,7	1,9	1,5
General government	0,4	0,8	1,7	-0,2	0,8	0,6	0,4	0,3
Gross fixed capital formation	0,6	0,6	0,9	0,9	0,9	0,3	0,4	0,6
Change in inventories	0,9	-0,1	-0,2	-3,7	0,1	3,7	-1,1	0,1
Net exports	-2,4	-1,3	-3,2	3,0	-1,7	-4,5	0,4	-1,3
Residual	0,5	0,5	0,1	0,5	0,1	-1,1	1,3	-0,6
Gross domestic product	2,4	2,6	1,3	2,3	2,5	0,8	3,2	0,7

In the third quarter of 2013 growth in real final consumption expenditure by households moderated alongside depressed consumer confidence levels. Having increased at an annualised rate of 2,8 per cent in the second quarter of 2013, growth in real expenditure by households slowed to 2,3 per cent in the third quarter – the lowest rate of increase since the third quarter of 2009. Consumer spending remained under pressure due to sustained weak employment growth and fairly restrictive credit conditions. The deceleration in spending was mainly evident in the goods-related categories. Expenditure on services picked up in the third quarter of 2013 after having contracted in the second quarter.

    Quarterly Bulletin December 2013

Growth in spending on durable goods slowed from an annualised rate of 12,5 per cent in the second quarter of 2013 to a still brisk pace of 9,3 per cent in the third quarter. Spending on most durable goods categories either increased at a slower pace or contracted in the third quarter. This could probably be attributed to upward pressure on the prices of imported durable goods following the depreciation in the exchange rate of the rand, in combination with a slower pace of growth in real disposable income and credit extension. Growth in passenger vehicle sales was underpinned by substantial inventory levels accumulated earlier.

Real final consumption expenditure by households

Percentage change at seasonally adjusted annualised rates

	2012					2013
Category	1st qr	2nd qr	3rd qr	4th qr	Year	1st qr	2nd qr	3rd qr
Durable goods	7,9	9,1	7,3	5,4	11,1	5,1	12,5	9,3
Semi-durable goods	6,1	6,8	5,9	5,5	6,2	7,0	8,5	7,1
Non-durable goods	2,5	2,2	2,3	3,1	2,7	2,7	2,8	0,1
Services	2,7	1,9	1,4	1,2	1,7	0,6	-1,2	1,0
Total	3,6	3,4	2,9	2,8	3,5	2,6	2,8	2,3

Quarter-to-quarter growth in spending on semi-durable goods also lost some momentum in the third quarter of 2013, slowing from an annualised rate of 8,5 per cent in the second quarter to 7,1 per cent in the third quarter. Slower spending was registered in most categories, except for real expenditure on motor vehicle parts and accessories and semi-durable recreational goods that accelerated slightly. Spending on clothing and footwear, the largest component of semi-durable goods expenditure, increased at a somewhat slower pace.

In the third quarter of 2013 growth in real outlays on non-durable goods slowed from an annualised rate of 2,8 per cent in the second quarter of 2013 to 0,1 per cent. The slower real spending in this category could probably in part be ascribed to widespread labour unrest across a number of key sectors and the concomitant loss of income which, together with the elevated prices of non-durable goods, constrained consumers’ ability to spend. Growth in spending on household consumer goods as well as recreational and entertainment goods slowed, whereas spending on household fuel and power accelerated over the period.

Quarterly Bulletin December 2013

Subsequent to a decline in the second quarter of 2013, real spending on services, constituting more than 40 per cent of total household consumption expenditure, advanced at an annualised rate of 1 per cent in the third quarter. This turnaround resulted from increased spending on rent, household services as well as on transport and communication services. Spending in all the other services categories contracted or rose at a slower pace than in the preceding quarter.

Growth in real disposable income of households moderated from an annualised rate of 2,8 per cent in the second quarter of 2013 to 2,1 per cent in the third quarter. This slower pace of increase could partly be attributed to higher inflation and lower wage payments arising from strike activity during this period. Consistent with the slower rate of increase in spending by households, the level of indebtedness of households edged lower in the third quarter of 2013. Household debt as a percentage of disposable income consequently decreased from 75,8 per cent in the second quarter of 2013 to 75,5 per cent in the third quarter, while the cost of servicing debt as a percentage of disposable income remained at 7,7 per cent from the first to the third quarter of 2013.

The share of mortgage advances in total household debt receded in the first three quarters of 2013 to ratios previously recorded in 2002. While growth in other credit categories moderated in the third quarter of 2013, the ratio of other non-mortgage debt to total household debt increased to 47,2 per cent in the third quarter of 2013.

The net wealth of the household sector increased further in the third quarter of 2013, notwithstanding house price inflation moderating for the third consecutive quarter. The moderation in the pace of increase in the value of the housing stock was largely offset by fairly robust increases in the value of the equity holdings of the household sector during the period under review. As a result, the year-on-year rate of expansion in the net wealth of households decelerated from 15,1 per cent in the second quarter of 2013 to 14,6 per cent in the third quarter.

Growth in real final consumption expenditure by general government remained subdued, slowing from 1,7 per cent in the second quarter of 2013 to an annualised rate of 1,5 per cent in the third quarter. This slower pace of increase reflected government’s efforts to curtail spending with the aim to restrain the budget deficit. The level of real final consumption expenditure by general government was 2,5 per cent higher in the first nine months of 2013 compared with the corresponding period in 2012; the level of spending rose by 4 per cent in the year 2012 as a whole.

    Quarterly Bulletin December 2013

Real government consumption expenditure on non-wage goods and services slowed in the third quarter of 2013. Even though a slight increase was recorded in real compensation of employees in the third quarter of 2013, the rate of increase was relatively low compared with growth rates recorded in 2011 and 2012. Modest employment gains and slower growth in compensation of employees reflected government’s intention to contain government expenditure.

Growth in real gross fixed capital formation accelerated from an annualised rate of 2,1 per cent in the second quarter of 2013 to 3,1 per cent in the third quarter. Capital outlays by public corporations and general government expanded at a faster pace in the third quarter, while capital investment by private business enterprises increased at a somewhat slower pace over the period. Consequently, aggregate gross fixed capital formation rose from 18,9 per cent of gross domestic product in the second quarter of 2013 to 19,2 per cent in the third quarter.

Having accelerated at an annualised rate of 3 per cent in the second quarter of 2013, growth in real gross fixed capital formation by private business enterprises slowed to 2,6 per cent in the third quarter. With the exception of the mining and transport sectors, capital spending moderated in most other sectors over the period. The mining sector continued to invest in ongoing projects, with the bulk of spending on machinery and equipment. Real spending by the manufacturing sector increased at a slower rate in the third quarter of 2013, mainly on account of lower capital spending by, in particular, the food and chemical subsectors.

Real gross fixed capital formation

Percentage change at seasonally adjusted annualised rates

	2012					2013
Sector	1st qr	2nd qr	3rd qr	4th qr	Year	1st qr	2nd qr	3rd qr
Private business enterprises	2,5	2,7	2,8	3,8	3,9	2,5	3,0	2,6
Public corporations	7,4	4,1	10,4	10,3	4,9	-1,2	-0,8	0,1
General government	-0,1	4,3	5,3	0,2	6,2	2,7	2,5	9,7
Total	3,1	3,2	4,7	4,5	4,4	1,7	2,1	3,1

Quarterly Bulletin December 2013

Following a decline of 0,8 per cent in the second quarter of 2013, real fixed capital expenditure by public corporations increased by a mere 0,1 per cent in the third quarter. The increase in capital spending by public corporations was mainly evident in the electricity and transport sectors.

The acceleration in real gross fixed investment by general government could be attributed to spending by provincial and local government departments. The upgrading of public roads by provincial governments continued in the third quarter of 2013. In addition, expenditure on water and sanitation projects, which were largely financed by local governments, rose further over this period.

The accumulation of real inventory holdings amounted to R9,4 billion in the third quarter of 2013 compared with the increase of R8,9 billion registered in the second quarter. This increase was a net result of the build-up of inventories in the manufacturing sector and run-down of inventory holdings in some other sectors of the economy. Consequently, industrial and commercial inventories increased from 13 per cent of non-agricultural gross domestic product in the second quarter of 2013 to 13,2 per cent in the third quarter.

The level of inventories in the manufacturing sector increased in the third quarter of 2013 due to the stockpiling of components for assembly which were not utilised as a result of labour unrest in vehicle manufacturing. In addition, the imports of crude oil increased in the third quarter of 2013. By contrast, inventory holdings fell in the construction sector due to industrial action over the period. Similarly, the stock of inventories in the motor trade subsector was run down as domestic sales of motor vehicles increased over the period.

Factor income

Year-on-year growth in total nominal factor income inched higher from 7,4 per cent in the second quarter of 2013 to 7,5 per cent in the third quarter. A faster rate of increase in the gross operating surpluses of business enterprises was partly neutralised by a moderation in growth in the compensation of employees over the period.

Measured over a year, growth in total compensation of employees moderated from 9,8 per cent in the second quarter of 2013 to 8,7 per cent in the third quarter. This moderation could mainly be attributed to a slower pace of increase in compensation of employees paid by the general government and manufacturing sectors. Strike activity in the motor vehicle and component industries resulted in lower wage pay-outs in the manufacturing sector. Nevertheless, in total, average wage settlement rates came to 7,9 per cent in the first three quarters of 2013, compared with an average rate of 7,4 per cent recorded during the corresponding period in 2012.

12

Quarterly Bulletin December 2013

Despite input cost pressures, as a result of rising electricity prices and above inflation wage increases, total gross operating surplus measured over four quarters accelerated from 5 per cent in the second quarter of 2013 to 6,2 per cent in the third quarter. Although increases were registered in most of the major sectors of the economy, it was most prominent in the mining sector. Improved conditions in the mining sector in the third quarter of 2013 resulted from a low base set in 2012 when activity in the mining sector was severely impacted by prolonged and violent labour unrest at a major platinum mine. As a percentage of total factor income, the gross operating surplus decreased from 47,3 per cent in the second quarter of 2013 to 46,6 per cent in the third quarter.

Gross saving

The national saving ratio deteriorated further to 12,7 per cent in the third quarter of 2013 from ratios of 14,5 per cent and 13,6 per cent attained in the first and second quarters of 2013 respectively. The weaker saving ratio was mainly due to the performance of the corporate business sector. Due to the declining trend in South Africa’s saving performance in the first three quarters of 2013, the average saving ratio came to 13,6 per cent over the period – moderately lower than the ratio of 14,2 per cent recorded for the calendar year 2012 as a whole. South Africa’s reliance on foreign capital to finance gross capital formation continued to increase in the third quarter of 2013. The percentage of gross capital formation financed by foreign capital increased from 29,3 per cent in the first quarter of 2013 to 36,8 per cent in the third quarter.

Gross saving by the corporate sector as a percentage of gross domestic product declined unabatedly from 14,9 per cent in the first quarter of 2013 to 13,9 per cent in the second quarter and even further to 12,9 per cent in the third quarter of 2013. Tougher trading conditions had a negative impact on gross operating surpluses in the sector, while tax payments – which reduce the sector’s saving – were relatively more robust. Tax payments increased by 14,6 per cent year on year in the third quarter of 2013, while gross operating surpluses advanced by 4,5 per cent over the same period.

Dissaving by general government improved marginally from a rate of 2 per cent in the second quarter of 2013 to 1,8 per cent in the third quarter. Higher revenue from taxes on products boosted government savings alongside slower annual growth in current expenditure in the third quarter of 2013.

Gross saving by the household sector slowed from 1,7 per cent of gross domestic product attained in the first two quarters of 2013 to 1,6 per cent in the third quarter. The decline in the saving ratio was due to slower growth in disposable income that was not fully offset by slower growth in final consumption expenditure. Disposable income of households came under pressure from lower growth in compensation of employees and income from property.

Employment

Employment creation in the South African economy lost some of its earlier momentum in the year to June 2013. In fact, formal non-agricultural employment decreased in the second quarter of 2013 as both the public and private sectors shed jobs despite an acceleration in output growth in the domestic economy. According to Statistics South Africa’s Quarterly Employment Statistics (QES) survey, employment decreased by 1,5 per cent on a seasonally adjusted and annualised basis in the second quarter of 2013, with the total level of formal non-agricultural employment decreasing by 31 400 job opportunities to an estimated 8,45 million.3

Following a notable pick-up in employment in the first quarter of 2013, public-sector employment levels decreased at an annualised rate of 2,2 per cent in the second quarter. This decrease resulted mainly from the reversal of temporary appointments made by the Independent Electoral Commission (IEC) for municipal by-elections in the first quarter of 2013. In addition, job losses were recorded in the public transport, storage and communication services sector and at national departments. Conversely, employment creation took place at provincial and local government levels at annualised rates of 3,4 per cent and 5,5 per cent respectively in the second quarter of 2013.

3	The QES data reported in this section are seasonally adjusted, unless stated to the contrary.

Quarterly Bulletin December 2013

Disappointingly, private-sector employment decreased by 1,2 per cent in the second quarter of 2013, following a promising pick-up in the first quarter. Job losses were fairly pervasive throughout the private sector, with employment levels decreasing in the gold-mining sector (11,4 per cent); the private community, social and personal services sector (2,1 per cent); the non-gold mining sector (1,8 per cent); the finance, insurance, real-estate and business services sector (1,4 per cent); the construction sector (1,1 per cent); and the trade, catering and accommodation services sector (1,0 per cent). Only the electricity sector (4,3 per cent) recorded job gains in the second quarter of 2013.

Following a sustained period of fairly sluggish output growth and relatively weak business confidence in the domestic economy, private-sector employment growth appears to have lost considerable momentum. The graph on the following page shows the correlation between business confidence and the year-on-year rate of increase in private-sector employment, which moderated gradually from a recent peak of 1,9 per cent in the third quarter of 2011 to -0,5 per cent in the second quarter of 2013. Unfortunately, the recent spate of disruptive industrial action that occurred in a number of sectors and the accompanying high wage demands by labour unions probably eroded business and investor confidence further. The vehicle manufacturing sector in particular has been adversely affected by lengthy and disruptive work stoppages, resulting in the deferment of some new investment decisions, together with potential new employment opportunities. Underlining the importance of structural reforms in order to facilitate higher economic growth and employment creation, the Minister of Finance reiterated government’s commitment to implementing the National Development Plan in his 2013 Medium Term Budget Policy Statement.

Following a moderate pick-up in the first quarter of 2013, employment in the mining sector decreased by 4,5 per cent on an annualised basis in the second quarter as job shedding in the gold-mining sector accelerated further to 11,4 per cent in the second quarter of 2013 from 6,1 per cent in the previous quarter.

    Quarterly Bulletin December 2013

Change in enterprise-surveyed formal non-agricultural employment by sector*

	Change over one quarter at annualised rate 2nd qr 2013		Change over four quarters to 2nd qr 2013		Cumulative job losses (-) gains (+)
Sector	Number	Per cent	Number	Per cent	4th qr 2008 to 1st qr 2010	2nd qr 2010 to 2nd qr 2013
Finance, insurance, real-estate and business services	-6 500	-1,4	6 600	0,4	-163 400	90 500
Manufacturing	-500	-0,2	-4 400	-0,4	-118 300	-36 100
Trade, catering and accommodation services	-4 100	-1,0	1 000	0,1	-75 700	54 700
Construction	-1 200	-1,1	-4 200	-1,0	-52 100	11 900
Total mining	-5 900	-4,5	-23 400	-4,4	-35 900	18 100
Gold mining	-4 200	-11,4	-8 000	-5,6	-8 900	-25 400
Other mining	-1 700	-1,8	-15 500	-3,9	-27 000	43 500
Electricity	700	4,3	900	1,5	-3 300	6 500
Private transport, storage and communication services	0	0,0	-5 400	-2,1	-2 000	2 500
Community, social and personal services	-2 300	-2,1	-1 800	-0,4	13 400	8 700
Private sector	-19 800	-1,2	-30 700	-0,5	-437 300	156 800
Provinces	9 000	3,4	6 200	0,6	51 600	86 400
Local governments	3 600	5,5	16 300	6,3	15 000	33 100
National departments	-2 000	-1,8	2 700	0,6	-800	41 200
Public transport, storage and communication services	-2 900	-9,4	7 900	7,2	-4 900	15 100
Other public-sector enterprises	-19 300	-40,0	5 800	4,3	-7 800	12 900
Total public sector	-11 600	-2,2	39 000	1,9	53 100	188 800
Grand total	-31 400	-1,5	8 300	0,1	-384 200	345 600

*	Seasonally adjusted. Components may not add up due to rounding

In addition, non-gold mining employment also decreased in the second quarter of 2013, following two consecutive quarters of employment growth. Although wage negotiations in most mining subsectors have recently been concluded in a more constructive and peaceful manner

Quarterly Bulletin December 2013

than in 2012, the pace of labour paring in the mining sector has accelerated in the aftermath of the Marikana tragedy and the subsequent wildcat strikes in the second half of 2012. As such, roughly 23 000 mining jobs were lost in the year to the second quarter of 2013, bringing the number of formally employed mineworkers to around 511 000. Somewhat lower international commodity prices and rising operational costs continue to weigh on employment prospects in the mining sector.

The domestic manufacturing sector has continued to shed employment opportunities following the global financial crisis, albeit at a declining pace in recent quarters. Manufacturing employment declined by a marginal 500 jobs in the second quarter of 2013. In the third quarter, the automotive industry was subject to two separate costly labour strikes that lasted an unprecedented seven weeks, slashing vehicle exports by 75 per cent and eroding investor confidence. Encouragingly, the Passenger Railway Agency of South Africa (Prasa) recently signed the first phase of its rolling stock programme for the supply of 600 passenger trains to be delivered between 2015 and 2025. The contract includes the construction of a local manufacturing facility and is expected to create numerous direct and indirect jobs.

Beyond the production-side constraints of the automotive industry, the Manufacturing Survey of the Bureau for Economic Research (BER) for the third quarter of 2013 indicates that domestic demand improved along with an acceleration in production volume growth, suggesting that import-replacement demand is benefiting manufacturers following the depreciation in the exchange rate of the rand. Employment prospects in the manufacturing sector, however, remain bleak as manufacturers continued to indicate a decline in the number of factory workers in the third quarter of 2013. In addition, the seasonally adjusted employment sub-index of the Kagiso Purchasing Managers’ Index remained below the neutral 50 level, but nevertheless increased notably from a low of 43,5 index points in the first quarter of 2013 to 49,4 index points in the third quarter.

Following two consecutive quarters of job shedding, employment in the electricity sector increased at an annualised rate of 4,3 per cent in the second quarter of 2013. To further enhance future electricity generation, a mutual co-operation agreement between France and South Africa was recently signed, providing Eskom with the necessary finance for solar power projects. Eskom’s ongoing capacity enhancement programme, coupled with the introduction of independent power producers, bodes well for further employment creation in this sector in the medium term.

Employment in the construction sector decreased for a second successive quarter in the second quarter of 2013, lowering the level of construction-sector employment by 0,8 per cent

    Quarterly Bulletin December 2013

compared to a year earlier. Despite the decrease, medium-term employment prospects in the construction sector continue to improve as the real value of building plans passed increased further in the third quarter of 2013 and government remains committed to raising its infrastructure expenditure further. Encouragingly, the FNB/BER Building Confidence and Civil Construction Confidence indices both rose in the third quarter of 2013. Respondents, however, continued to indicate further employment losses, albeit at a slower pace than in the second quarter of 2013.

Following a notable increase in the first quarter of 2013, employment in the finance, insurance, real-estate and business services sector decreased at an annualised rate of 1,4 per cent in the second quarter of 2013. Similarly, employment in the trade, catering and accommodation services sector decreased at an annualised rate of 1,0 per cent over the same period. Compared to a year earlier, employment levels in this sector remained virtually unchanged. Disappointingly, the FNB/BER Consumer Confidence Index plunged to -8 index points in the third quarter of 2013 – its lowest level since the third quarter of 2003 – before improving marginally to -7 index points in the fourth quarter. While the decline in consumer confidence was probably exaggerated by the spate of industrial action in the third quarter of 2013, current confidence levels are not supportive of significant growth in consumer spending. The accompanying graph illustrates the moderation in real retail trade sales growth since the fourth quarter of 2011, with the concomitant loss of momentum in employment growth in the trade, catering and accommodation services sector. Amid slowing consumer demand and rising costs, reports of corporate restructuring with possible retrenchments at managerial level do not bode well for employment growth in this sector.

According to the Quarterly Labour Force Survey (QLFS) conducted by Stats SA, the number of persons employed in South Africa increased notably by 383 000 in the year to the third quarter of 2013. Total employment increased by 308 000 job opportunities from the second to the third quarter of 2013 on a non-seasonally adjusted basis, bringing the total level of employment to approximately 14,0 million – marginally surpassing the pre-recession peak in employment reached in the fourth quarter of 2008. The bulk of these employment opportunities was created in the formal non-agricultural sector of the economy, particularly in the community and social services sector, and in the finance and other business services sector, including labour-broking firms. In addition, the number of unemployed persons decreased by 58 000 in the year to the third quarter of 2013, reducing the official unemployment rate in the South African economy to 24,7 per cent from 25,5 per cent a year earlier and 25,6 per cent in the second quarter of 2013. Moreover, following three consecutive quarterly increases, the number of discouraged work-seekers decreased by 125 000 from the second quarter of 2013 to the third quarter, implying that those discouraged workers either found employment or were encouraged to resume seeking employment in the third quarter of 2013.

Quarterly Bulletin December 2013

Encouragingly, youth unemployment receded somewhat and amounted to 49,8 per cent in the third quarter of 2013, falling below 50 per cent for the first time since the fourth quarter of 2011. In response to the persistently high youth unemployment rate, government recently introduced the Employment Tax Incentive Bill. This Bill, which aims to encourage firms to employ young inexperienced workers through tax rebates, is proposed to come into effect in January 2014 and initially last for three years.

Labour cost and productivity

Growth in total nominal salaries and wages per worker accelerated from a year-on-year rate of 7,5 per cent in the first quarter of 2013 to 8,7 per cent in the second quarter, largely due to a marked acceleration in public-sector wage growth. Moreover, growth in the real take-home pay of those formally employed in the non-agricultural sector of the economy accelerated further from 2,4 per cent in the year to the first quarter of 2013 to 3,6 per cent in the year to the second quarter. Public-sector wages per worker increased at a rate of 11,7 per cent in the year to the second quarter of 2013, notably faster than the rate of increase of 7,8 per cent recorded in the year to the first quarter. The acceleration resulted mainly from double-digit year-on-year increases in the remuneration per worker of civil servants at national department and provincial levels.

Box 1:	An increase of 15 per cent in civil servants’ salaries

Under the auspices of the Public Service Co-ordinating Bargaining Council, government and labour unions in July 2012 reached a three-year salary agreement. In terms of the agreement, government employees would receive a 7 per cent increase for the period 1 May 2012 to 31 March 2013. In the second and third years, the increase would amount to the average projected consumer price inflation rate plus 1 per cent for the period 1 April 2013 to 31 March 2014, and 1 April 2014 to 31 March 2015 respectively. The higher salaries would apply from 1 April of each year.

    Quarterly Bulletin December 2013

With the lengthy negotiations concluded in July, the 2012 government wage increase was only implemented in the third quarter of the year and backdated to 1 May 2012, resulting in notable increases in the remuneration per worker paid by national and provincial governments in the third quarter of 2012. On 1 April 2013, the implementation of the second-year increase under the multi-year agreement resulted in a further 6,6 per cent increase in government wages. As such, the year-on-year increase in remuneration per worker of civil servants at national department and provincial level amounted to 15,0 per cent in the second quarter of 2013. While increases in the remuneration per worker are also affected by compositional changes within the workforce, the key reason for the high year-on-year increase in public-sector remuneration per worker in the second quarter of 2013 is that it incorporates two annual salary increases, that is, the backdated May 2012 salary increase and the April 2013 salary increase. The year-on-year increases should only normalise from the final quarter of 2013.

Private-sector salaries and wages per worker advanced at a more moderate pace of 7,1 per cent in the second quarter of 2013, marginally faster than the pace of increase of 7,0 per cent recorded in the first quarter. Remuneration growth varied widely within the different private subsectors in the second quarter of 2013, with the lowest year-on-year salary increases being recorded in the finance, real-estate and business services sector (3,4 per cent) and in the private transport, storage and communication sector (3,8 per cent). Conversely, the highest wage increases per worker were recorded in the gold-mining sector (13,4 per cent); the community, social and personal services sector (11,9 per cent); the trade, catering and accommodation services sector (10,4 per cent); the construction sector (9,6 per cent); the manufacturing sector (8,5 per cent); and the electricity-generation sector (8,3 per cent). Judging by the persistently high growth rates in remuneration per worker in some of the goods-producing sectors of the economy, the replacement of lower remunerated unskilled employees with higher remunerated semi-skilled and skilled employees probably continued in the second quarter of 2013.

According to Andrew Levy Employment Publications, the overall average wage settlement rate in collective bargaining agreements came to 7,9 per cent in the first three quarters of 2013, slightly above the average settlement rate of 7,6 per cent for 2012 as a whole. Following the conclusion of a number of multi-year wage negotiations, marked by labour unrest in various economic sectors, the number of workdays lost due to industrial action rose notably from 1,6 million in the first nine months of 2012 to 4,7 million in the same period of 2013. Despite the rising trend in labour unrest and the number of workdays lost due to strikes, trade union membership is declining. The Department of Labour noted in its Annual Labour Market Bulletin 2012/2013 that labour union membership fell by roughly 334 000, or 9,9 per cent, from 3,39 million in 2011 to 3,06 million in 2012.

Quarterly Bulletin December 2013

Year-on-year growth in real output accelerated marginally in the second quarter of 2013, while that in total non-agricultural employment moderated notably, resulting in a quickening in productivity growth from 0,7 per cent in the first quarter of 2013 to 1,8 per cent in the second quarter. Similarly, productivity growth in the manufacturing sector accelerated from 2,1 per cent in the year to the first quarter of 2013 to 2,7 per cent in the year to the second quarter. The graph below illustrates the varying trends in output per worker in the manufacturing and mining sectors following the global financial crisis. In recent years, productivity growth in the mining sector has fallen short of that in the total formal non-agricultural sector of the economy by a fair margin.

The acceleration in nominal remuneration growth per worker in the formal non-agricultural sector of the economy was matched by output growth, resulting in year-on-year nominal unit labour cost inflation remaining unchanged at 6,8 per cent in the first and second quarters of 2013. However, when assessing unit labour cost developments by applying the broader national accounts measure of compensation of employees per unit of output (i.e., also including the

    Quarterly Bulletin December 2013

agricultural sector and the informal sector), year-on-year inflation in unit labour cost accelerated from 5,7 per cent in the first quarter of 2013 to 7,7 per cent in the second quarter, exceeding the upper end of the inflation target range.

Prices

In contrast to a relatively benign international inflation environment, particularly in the advanced economies, domestic inflationary pressures picked up somewhat in the third quarter of 2013. Headline consumer price inflation accelerated gradually from a recent low year-on-year rate of 4,9 per cent in July 2012, but nevertheless remained within the inflation target range up to June 2013, before breaching the upper limit of the target range in July and August when it accelerated notably, peaking at 6,4 per cent.4 The marked acceleration in consumer price inflation in July and August 2013 could mainly be attributed to higher petrol prices and, to a lesser extent, higher food prices. Headline consumer price inflation thereafter moderated to 5,5 per cent in October as favourable base effects, among other factors, caused food and petrol price inflation to slow notably.

In response to the prolonged depreciation in the exchange value of the rand, most measures of producer price inflation continued to accelerate quite rapidly in the third quarter of 2013. Producer price inflation for intermediate manufactured goods accelerated markedly from a recent low of -0,8 per cent in December 2012 to 11,1 per cent in August 2013, before slowing somewhat to 7,7 per cent in October. The quickening in producer price inflation was fairly pervasive throughout the subcategories of intermediate manufactured goods, with the prices of textiles and leather goods, chemicals, rubber products, as well as basic and fabricated metals all increasing at double-digit rates in August 2013. Lagging the acceleration in producer price inflation of intermediate manufactured goods, producer price inflation for final manufactured goods picked up pace from a recent low of 4,9 per cent in May 2013 to 6,7 per cent in August and September, before moderating to 6,3 per cent in October. The quickening in final manufactured producer price inflation in recent months resulted largely from a pick-up in the prices of final manufactured goods that are either partially or fully imported. As such, price inflation of textiles, clothing and footwear, rubber and plastic products, machinery, household appliances, and transport equipment all accelerated notably in recent months.

Producer price inflation for mining products also accelerated from a recent low of 4,5 per cent in April 2013 to 10,4 per cent in August as price inflation of most mining commodities speeded up, in particular that of non-ferrous metal ores, which accelerated from 7,3 per cent in April 2013 to 16,5 per cent in August. Producer price inflation of mining products subsequently moderated

4	All rates mentioned reflect year-on-year changes, unless stated to the contrary.

Quarterly Bulletin December 2013

notably to -0,2 per cent in October 2013. After remaining fairly benign for a prolonged period, producer price inflation for agricultural, forestry and fishing products quickened somewhat to 4,5 per cent in September 2013, before slowing to 1,8 per cent in October. Encouragingly, producer price inflation for electricity and water slowed notably from a recent high of 13,5 per cent in May 2013 to 3,6 per cent in August due to a marked moderation in producer price inflation for electricity from 14,0 per cent to 4,0 per cent over the same period. However, electricity price inflation accelerated markedly to 15,5 per cent in October 2013 due to unfavourable base effects associated with the switch from winter tariffs to summer tariffs. Producer price inflation for water remained high, amounting to 10,5 per cent in October 2013.

Following the protracted depreciation in the exchange rate of the rand, imported commodity price inflation accelerated briskly from a recent trough of 1,8 per cent in May 2013 to 11,3 per cent in August, as price inflation of imported mining commodities (which includes crude oil) accelerated markedly from 1,6 per cent to 25,9 per cent over the same period. In addition, imported agricultural producer price inflation remained elevated throughout 2013, amounting to 9,1 per cent in August. Imported commodity price inflation subsequently slowed somewhat to 9,7 per cent in October 2013.

Consumer goods price inflation accelerated from 4,2 per cent in May 2013 to 6,5 per cent in August, before moderating notably to 4,9 per cent in October. The quickening and subsequent slowing in consumer goods price inflation was driven almost exclusively by movements in non-durable goods price inflation, in particular that of petrol and food. As such, non-durable goods price inflation accelerated to 8,9 per cent in August 2013, before moderating to 6,1 per cent in October. Semi-durable goods price inflation has remained fairly stable around the 3 per cent level, amounting to 2,9 per cent in October 2013. Following a prolonged period of deflation, durable goods price inflation accelerated gradually from a recent low of -0,8 per cent in February 2013 to 1,9 per cent in October, reflecting the possible emergence of some modest exchange rate pass-through to consumer price inflation.

Apart from the direct impact on petrol price inflation following the protracted depreciation in the exchange rate of the rand, broader pass-through to consumer goods price inflation has thus far been relatively muted. To date, the most notable exchange rate pass-through was recorded in price inflation for new motor vehicles, which accelerated steadily from 2,3 per cent in February 2013 to 5,2 per cent in October. In addition, price inflation for clothing and footwear, recreational and cultural goods, household contents and equipment, as well as miscellaneous goods accelerated marginally in recent months, but nevertheless remained fairly subdued at levels close to the lower limit of the inflation target range. The less abrupt nature of the recent

    Quarterly Bulletin December 2013

depreciation in the exchange rate of the rand relative to more pronounced previous depreciations, coupled with sluggish domestic demand conditions, seems to be inhibiting a more marked exchange rate pass-through to consumer price inflation.

Consumer services price inflation quickened in the opening months of 2013, but subsequently moderated somewhat from 6,7 per cent in May 2013 to 6,0 per cent in October. The moderation in services price inflation resulted mainly from a deceleration in housing and utility services price inflation from 5,5 per cent in June 2013 to 4,9 per cent in October, coupled with a marked slowdown in transport services price inflation from 12,2 per cent in May 2013 to 6,6 per cent in October as public road transportation services price inflation in particular slowed notably. In addition, recreational and cultural services price inflation also decelerated in recent months. Despite the moderation in overall services price inflation, price inflation for household contents, equipment and maintenance services, communication services, as well as restaurant and hotel services all accelerated somewhat in recent months. Education and health services price inflation remained unchanged at 9,0 per cent and 6,3 per cent respectively in October 2013.

Domestic food price pressures intensified throughout the middle months of 2013 as producer and consumer food price inflation gathered pace following the depreciation in the exchange rate of the rand amid persistent rises in other input costs such as labour, electricity and transport. Final manufactured producer food price inflation accelerated steadily from a recent low of 5,9 per cent in January 2013 to 7,5 per cent in July, before moderating to 5,2 per cent in October. The acceleration was largely driven by a quickening in price inflation of meat, fish, grain mill products and bakery products up to July 2013, with price inflation for most of these products then moderating in the year to October. Price inflation in meat and meat products, oils and fats, grain mill products, as well as starches, starch products and animal feeds all decelerated significantly from July 2013 to October. Despite remaining well contained, agricultural producer price inflation accelerated in recent months, from 0,5 per cent in July 2013 to 4,3 per cent in September, before moderating to 1,0 per cent in October. The acceleration occurred largely due to a notable slowdown in the pace of price deflation in live animals, coupled with an acceleration in producer price inflation of milk and eggs. In addition, despite receding marginally, agricultural producer price inflation of fruit and vegetables remained elevated up to September 2013. Agricultural producer price inflation was contained by a marked reversal in producer price inflation of cereals and other crops, from 10,4 per cent in May 2013 to -3,5 per cent in October, due to lower international grain prices and favourable base effects.

Subsequent to the quickening in final manufactured producer food price inflation, consumer food price inflation accelerated steadily from a recent low of 5,9 per cent in March 2013 to 7,4 per cent in August, with the acceleration being fairly well dispersed among the subcategories

Quarterly Bulletin December 2013

of the consumer food price basket. Encouragingly, consumer food price inflation then moderated to 4,2 per cent in October 2013 as price inflation in bread and cereals, meat, fish, vegetables, sugar, sweets and desserts, fruit, oils and fats, as well as other food products, collectively accounting for almost 88 per cent of the consumer food price basket, all moderated in the year to October 2013. The exceptions were milk, cheese and eggs which displayed higher price inflation in October 2013.

International food price inflation moderated markedly in recent months, with the United Nations’ Food and Agriculture Organization (FAO) international food price index decreasing for five consecutive months up to September 2013, before increasing somewhat in October, resulting in international food prices denominated in US dollar being 5,3 per cent lower than a year earlier. The decline in the FAO international food price index was largely driven by a sharp fall in the international prices of cereals, mainly due to record maize crops expected in the United States, China and Uruguay. These higher crop estimates have resulted in the FAO international cereals price index declining by 22,5 per cent in October 2013 compared to a year earlier. International wheat prices, which had fallen sharply for three consecutive months up to August 2013, increased in October on account of stronger demand and less favourable production prospects in the southern hemisphere countries. The decrease in international cereals prices bodes well for the containment of domestic food price inflation in the months ahead.

When excluding the impact of the more volatile prices of food, non-alcoholic beverages and petrol from the calculation of targeted headline consumer price inflation, underlying inflation decelerated from 5,5 per cent in February 2013 to 5,2 per cent in June, before accelerating moderately to 5,4 per cent in August, September and October. Likewise, when excluding the impact of electricity prices from the calculation, underlying consumer price inflation displayed a similar trend in recent months, accelerating from 5,1 per cent in June 2013 to 5,3 per cent in October. Conversely, the trimmed mean measure of underlying inflation accelerated from 4,5 per cent in May 2013 to 5,5 per cent in August, before moderating to 5,1 per cent in October. Underlying inflation pressures appear to be reasonably contained, with the measures of underlying inflation generally fluctuating within a fairly narrow range throughout most of the year.

An analysis of price changes based on the classification of individual consumption by purpose (COICOP) categories confirms the relative containment of underlying inflationary pressures in the economy. The twelve-month rate of increase in five of the twelve categories – collectively accounting for 43 per cent of the total consumer price basket – exceeded the upper limit of the

    Quarterly Bulletin December 2013

inflation target range of 6 per cent in October 2013. Of the remaining seven categories, five – constituting 50 per cent of the total consumer price basket – recorded price increases that fell between 3 and 6 per cent and two categories registered rates of increase below 3 per cent in October 2013.

Consumer prices by COICOP category

Percentage change over twelve months

		2013
Category	Weights	Aug	Sep	Oct
Food and non-alcoholic beverages	15,41	7,1	5,9	4,3
Alcoholic beverages and tobacco	5,43	6,5	6,7	7,3
Clothing and footwear	4,07	3,1	3,2	3,2
Housing and utilities	24,52	5,4	5,4	5,3
Household content, maintenance and equipment	4,79	3,0	3,8	3,6
Health	1,46	4,8	4,7	4,8
Transport	16,43	8,7	6,9	6,2
Communication	2,63	2,0	1,7	2,2
Recreation and culture	4,09	3,6	3,6	2,4
Education	2,95	9,0	9,0	9,0
Restaurants and hotels	3,50	6,7	7,0	7,0
Miscellaneous goods and services	14,72	7,6	7,8	7,2
All items headline consumer prices	100,00	6,4	6,0	5,5

Recent movements in administered price inflation resulted largely from fluctuations in petrol price inflation. Administered price inflation slowed from 10,6 per cent in March 2013 to 6,3 per cent in May, before accelerating to 11,1 per cent in August. Similarly, petrol price inflation moderated notably from 16,4 per cent in March 2013 to 1,8 per cent in May due to softening international crude oil prices, before accelerating markedly to 23,0 per cent in August as international crude oil prices rose again alongside a further depreciation in the exchange rate of the rand. More recently, administered price inflation moderated to 7,8 per cent in October as petrol price inflation slowed notably to 9,2 per cent on account of favourable base effects, lower international crude oil prices and a marginal appreciation in the exchange rate of the rand. When excluding the effect of petrol and electricity prices from the calculation of administered prices, administered price inflation accelerated from 6,8 per cent in January 2013 to 8,5 per cent in June, before slowing again to 6,9 per cent in October. Most categories within the administered prices basket continued to register rates of increase well above the upper limit of the inflation target range, indicating continued strong underlying administered price pressures.

Average inflation expectations for 2013, as reflected in the Inflation Expectations Survey conducted by the BER in the third quarter of 2013, remained unchanged compared with those of the previous quarter and remained anchored around the upper limit of the inflation target range of 3 to 6 per cent. Encouragingly, the fact that inflation expectations remained unchanged despite predominantly upward price pressures indicates that they are well anchored, implying that the public regards short-term increases in actual inflation and their causes as temporary, causing them not to adjust their longer-term expectations upwards. Inflation is still expected to average 6,0 per cent in 2013 before rising marginally to 6,2 per cent in 2014 and subsequently moderating again to 6,1 per cent in 2015. Although financial analysts raised their inflation expectations for 2014 and 2015, their expectations remained within the inflation target range.

Quarterly Bulletin December 2013

On average, business executives adjusted their expectations marginally downwards, while the inflation expectations of trade union representatives remained unchanged from the second quarter of 2013. Average household inflation expectations for the next twelve months also remained unchanged at 6,5 per cent.

Headline consumer price inflation expectations

Per cent, as surveyed in the third quarter of 2013

Average inflation expected for:	Financial analysts	Business representatives	Trade union representatives	All surveyed participants
2013	5,9	6,2	6,0	6,0
2014	5,8	6,4	6,2	6,2
2015	5,5	6,4	6,3	6,1

Source: Bureau for Economic Research, Stellenbosch University

    Quarterly Bulletin December 2013

Foreign trade and payments

International economic developments

After a strong rebound in the second quarter of 2013, real growth in global production eased slightly to an annualised rate of 3,4 per cent in the third quarter. The moderation was evident mainly among advanced economies, even though the euro area posted positive growth for the second consecutive quarter following six quarters of contraction. Japanese policy measures also continued to support economic activity, and the growth momentum in the United States (US) remained fairly robust. Growth in emerging economies remained fairly pedestrian but inched higher, driven primarily by a recovery in China.

The International Monetary Fund (IMF) lowered its global growth forecast in the October 2013 World Economic Outlook to 2,9 per cent in 2013 and 3,6 per cent in 2014, that is 0,3 and 0,2 percentage points respectively lower than estimated in July 2013. The downward revision followed structural and cyclical weaknesses in many emerging economies. As a result, projected growth in emerging-market and developing countries was lowered to 4,5 per cent and 5,1 per cent in 2013 and 2014 respectively due to slowing growth prospects, especially in Brazil, Russia, India and China. At the same time, projections for economic growth in sub-Saharan Africa was reduced to 5,0 per cent in 2013 but revised upwards to 6,0 per cent for 2014, whereas growth in advanced economies was expected to remain subdued at 1,2 per cent in 2013 and 2,0 per cent in 2014.

Growth in the euro area slowed somewhat from 1,1 per cent in the second quarter of 2013 to 0,4 per cent in the third quarter. Economic activity contracted in France and Italy and slowed in Germany. The recession in Spain and the Netherlands finally came to an end.

Economic activity in the US expanded by 2,8 per cent in the third quarter of 2013, having increased at a rate of 2,5 per cent in the preceding quarter. Economic developments have been dominated recently by decisions regarding monetary and fiscal policy measures. In September 2013 the US Federal Reserve surprised markets by postponing the tapering of its quantitative easing programme. This decision was motivated by two main factors: firstly, by the coincidence of falling unemployment with a steep decline in the labour force participation rate, which implied that jobs remained scarce and continued monetary stimulus was warranted and, secondly, by

Quarterly Bulletin December 2013

concerns about the deadlock in US fiscal policy and a resulting reluctance to act in such an uncertain environment. The dispute over fiscal policy resulted in a 16-day shutdown of certain federal government services from 1 October 2013, and brought the US to within hours of a technical default on its debt, before congress voted to defer the issue for three months. The shutdown could weigh on growth in the fourth quarter of 2013.

Economic growth in Japan moderated from 3,8 per cent in the second quarter of 2013 to 1,9 per cent in the third quarter. Growth was underpinned by positive contributions from government consumption and investment, inventory investment and private investment. However, these positive contributions were partly offset by negative contributions from higher imports and lower exports. With the rate of value-added tax (VAT) set to increase in April 2014 and again in October 2015, the government agreed to offset the initial negative impact on expenditure through a ¥5 trillion fiscal package to be implemented in December 2013. The Bank of Japan remained committed to its radical programme of quantitative and qualitative easing, increasing the monetary base by ¥60–70 trillion annually.

Economic growth picked up in the United Kingdom (UK) with real output expanding by 3,2 per cent in the third quarter of 2013 following a pace of 2,7 per cent in the preceding quarter – the second fastest growth rate recorded since 2008. Positive contributions to real output emanated from inventory investment (3,5 percentage points), personal consumption expenditure (2,1 percentage points) and private fixed investment (0,7 percentage points). These positive contributions were, however, partially offset by negative contributions from exports (-3,0 percentage points) and higher imports (-0,6 percentage points).

Real output growth in emerging economies, having fluctuated lower since late 2010, started to accelerate in the third quarter of 2013, supported mainly by an expansion in emerging Asia, particularly China. Real output in China increased by 9,1 per cent in the third quarter of 2013, following an increase of 6,9 per cent in the preceding quarter. The stronger rate of growth was due to increased capital formation and retail sales, underpinned partly by robust credit growth. Growth in emerging Europe is estimated to have moderated in the third quarter of 2013. In Russia, growth accelerated to 1,6 per cent in the third quarter of 2013 from 1,1 per cent in the previous quarter. In emerging Latin America, growth is expected to turn negative in Brazil and Argentina in the third quarter of 2013.

Growth in world trade volumes rebounded strongly in the third quarter of 2013 as export volumes expanded briskly in emerging economies while decelerating in advanced economies.

    Quarterly Bulletin December 2013

Brent crude oil prices increased sharply to a six-month high of US$118 per barrel in late August 2013. The higher price of crude oil was mainly due to geopolitical tensions and global oil supply concerns as production in Libya receded to a post-war low of 150 000 barrels per day. Crude oil prices trended downwards to about US$110 per barrel towards mid-October 2013, before declining to levels around US$105 per barrel in early November. The decline can be ascribed to fading geopolitical tensions, a recovery in oil supplies, as well as a seasonal downturn in demand for the final quarter of 2013. In addition, the announcement by the US and Russia to dispose of Syria’s chemical weapons by mid-2014, as well as the agreement reached with Iran to limit its nuclear programme in exchange for an easing of sanctions, have created a more stable environment for the world oil market. Having increased to roughly US$112 per barrel in late November due to lower oil production by the Organization of the Petroleum Exporting Countries (OPEC), Brent oil future contracts for delivery in the first and second quarters of 2014 traded at around US$111 and US$110 per barrel respectively.

Global demand for crude oil increased from 90,6 million barrels per day in the second quarter of 2013 to 91,7 million barrels per day in the third quarter, underpinned by higher oil demand in the US, China, Japan, Russia, Brazil, Saudi Arabia, Korea and Canada. Crude oil production in OPEC edged lower in the third quarter of 2013, driven by lower output in Kuwait, Iran, Iraq, Angola, Libya and Venezuela.

According to the IMF, consumer price inflation is expected to remain muted in advanced economies, with the inflation rate projected to decelerate to 1,4 per cent in 2013 before accelerating to 1,8 per cent in 2014. In the euro area, consumer price inflation decelerated to very low levels in recent months, mainly due to temporary factors affecting food and energy prices. Furthermore, structural adjustments in some of the troubled peripheral euro area economies, were also exerting downward pressure on inflation. In fact, Greece has experienced eight months of deflation since March 2013. In this context the European Central Bank in early November 2013 reduced its main policy interest rate from 0,5 per cent to 0,25 per cent.

Inflation in the US moderated to 1,0 per cent in October 2013 from 2,0 per cent in July. As an indication that the aggressive expansionary monetary policies were working, Japanese consumer price inflation accelerated to 1,1 per cent in September 2013, up from a recent cyclical low of -0,9 per cent in March. Consumer inflation in the UK remained above the Bank of England’s 2 per cent target at 2,2 per cent in October 2013.

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5	Unless stated otherwise, the current-account transaction flows referred to in this section are seasonally adjusted and annualised.

Consumer price inflation in emerging economies has moved broadly sideways since the beginning of 2013. In Latin America, inflation moderated in the third quarter of 2013 but remained above 7 per cent. Inflation in emerging Asia accelerated with the exception of Thailand and the Philippines. In India, inflation accelerated to levels just below 10 per cent in the third quarter, boosted partly by a depreciating rupee. Inflation in China accelerated from 2,4 per cent in the second quarter of 2013 to 2,8 per cent in the third quarter, fuelled by a rise in the prices of property and food. In emerging Europe inflation remained stable at levels between 5 and 6 per cent in the third quarter of 2013. Consumer inflation in Russia decelerated to 6,3 per cent in October 2013 from a peak of 7,4 per cent in May. Consumer price inflation in SADC countries accelerated marginally in the third quarter of 2013 to levels around 7,3 per cent. According to the IMF, inflation in emerging economies is expected to remain around 6,2 per cent in 2013, before decelerating slightly to 5,7 per cent in 2014.

Monetary policy developments in emerging economies were dominated by the US Federal Reserve’s decision to postpone tapering of its quantitative easing programme in September 2013. Initially, the expectation of tapering placed significant pressure on the exchange rates of most emerging economies, particularly Brazil, India, Indonesia, Turkey and South Africa. In response, Brazil implemented a US$60 billion currency-intervention programme and increased its policy rate by a cumulative 275 basis points to stem the outflow of capital, stabilise the real and lower inflation. India implemented tighter controls on capital outflows and gold imports, introduced a new swap initiative and raised the overnight rate by 200 basis points (subsequently reversing part of this increase). Indonesia loosened restrictions on capital inflows, intervened in the foreign-exchange market and raised its policy rate by 150 basis points. Turkey raised its overnight lending rate by 50 basis points.

The US’s decision to postpone tapering brought some welcome relief to most emerging economies’ exchange rates and eased yields on debt securities. In some economies the announcement to postpone tapering provided room for policymakers to lower rates and thereby boost short-term growth in countries such as Hungary, Poland, Mexico, Chile, Romania, Mozambique and the Philippines.

Current account5

The deficit on South Africa’s current account widened from a downwardly revised 5,9 per cent of gross domestic product in the second quarter of 2013 to 6,8 per cent in the third quarter as the domestic demand for foreign-produced manufactured goods and mineral products remained strong. A higher volume of merchandise imports coincided with a firm increase in the rand price of such imports, lifting South Africa’s import bill significantly over the period. Despite labour unrest and structural impediments hampering domestic production, South African export volumes rose further in the third quarter of 2013 as economic activity in advanced economies continued rising alongside a recovery in a number of emerging-market economies integrated in the international supply chain. The pick-up in economic activity in the US, the UK and some European countries was corroborated by an improvement in their respective manufacturing PMIs, signalling an expansion in economic activity. Nonetheless, the foreign demand for South African exports rose at a slower pace than that of imports.

The widening deficit on the current account of the balance of payments was further exacerbated by a somewhat larger shortfall on the services, income and current transfer account with the rest of the world; such shortfall amounted to 3,7 per cent of gross domestic product in the third quarter of 2013.

    Quarterly Bulletin December 2013

Balance of payments on current account

R billions, seasonally adjusted and annualised

	2012			2013
	3rd qr	4th qr	Year	1st qr	2nd qr	3rd qr
Merchandise exports	737	763	744	814	830	881
Net gold exports	68	61	71	70	71	64
Merchandise imports	-856	-873	-854	-946	-978	-1 053
Trade balance	-51	-50	-40	-62	-77	-108
Net service, income and current transfer payments	-130	-129	-125	-113	-120	-125
Balance on current account	-182	-179	-165	-175	-197	-233
As percentage of gross domestic product	-5,8	-5,5	-5,2	-5,3	-5,9	-6,8

Components may not add up to totals due to rounding

Box 2:	The incorporation of the newly released SARS trade statistics into official balance-of-payments statistics

In this release of the Quarterly Bulletin, previously published balance-of-payments statistics from 2010 to 2013 have been revised to incorporate the recently released data from the South African Revenue Service (SARS) on South Africa’s international trade with Botswana, Lesotho, Namibia and Swaziland.

The South African Reserve Bank (the Bank) is officially responsible for the compilation and dissemination of South Africa’s balance of payments – a summary statement of transactions between residents of South Africa and the rest of the world. In compiling these statistics a variety of sources are utilised. For the trade account, data from SARS on merchandise imports and exports form important building blocks.

On 14 November 2013 SARS for the first time officially released statistics on trade between South Africa and the BLNS countries (Botswana, Lesotho, Namibia and Swaziland) for the calendar years 2010 to 2012 and the first nine months of 2013. This follows the comprehensive modernisation and enhancement of its systems to capture international trade transactions, with the new technologically enhanced platforms greatly improving the accuracy of trade data and allowing for real-time reporting and analysis. Previously the data on South Africa’s external trade published by SARS covered only transactions between South Africa and countries outside the Southern African Customs Union, and therefore excluded trade between South Africa and the BLNS countries.

The Bank has in the past always included estimates of intra-regional trade between South Africa and the BLNS countries in the country’s balance of payments in order to comprehensively account for all transactions between residents of South Africa and non-residents. To this end the Balance of Payments Division of the Bank utilised a variety of sources, such as data contained in reports of international organisations, data published by the central banks of the BLNS countries, and unpublished data supplied by SARS.

With the enhancements brought about by the SARS customs modernisation programme yielding improved and up-to-date data on trade between South Africa and the BLNS countries, SARS worked closely with the Bank, Statistics South Africa (Stats SA) and the National Treasury (NT) in reviewing the expanded set of trade statistics. Extensive research and verification procedures by SARS culminated in a comprehensive report that was thoroughly scrutinised, leading to new insights and further rounds of queries, verification and information exchanges. Following this careful scrutiny, the Bank has decided to utilise the more comprehensive import and export data as now provided by SARS as the primary building block series for the compilation of the trade account of the balance of payments.

The set of intra-regional trade statistics released by SARS exceeded the estimates previously made by the Bank by a significant margin, especially on the export side. South Africa’s imports from BLNS countries are relatively small, and the difference between the previous Bank estimates and values measured by SARS is also quite limited. The Bank has incorporated the somewhat

Quarterly Bulletin December 2013

higher imports and the greater part of the higher export levels in the official balance-of-payments estimates released in this Quarterly Bulletin, thereby effectively reducing the previously published deficits on both the trade and current accounts of the balance of payments. For the time being, a constraining factor was that additional exports had to be balanced in other parts of the national production and expenditure accounts, and that in this context comprehensive balancing requires the incorporation of revised data on all aspects of economic activity. It is envisaged that a relatively minor further adjustment may be effected in due course pending further investigations.

The graphs below show the magnitude of the revisions made to South Africa’s total merchandise exports and imports, comparing the previously published level of trade in merchandise to the newly adopted estimates that include a higher provision for SACU intra-trade data from 2010 to the first nine months 2013. The larger absolute magnitude of the revisions to merchandise exports compared with imports is clear from the graphs.

    Quarterly Bulletin December 2013

As shown in the accompanying table, incorporating the latest trade data from SARS reduced the ratio of the balance on current account to gross domestic product by approximately 1,0 per cent during the period 2010 to 2012 and by 0,5 per cent in the first half of 2013. Prior to 2010, the revisions were much smaller.

Balance on current account as percentage of gross domestic product

Percentage

	Before revision	After revision
2010	-2,8	-2,0
2011	-3,4	-2,3
2012	-6,3	-5,2
2013: 1st qr	-5,8	-5,3
2nd qr	-6,5	-5,9
3rd qr		-6,8

Moreover, the revised trade data generally resulted in smaller unrecorded transactions on the balance of payments, as shown in the table below.

Unrecorded transactions as percentage of absolute value of all current-account transactions

Percentage

	Before revision	After revision
2010	1,2	-0,2
2011	4,5	1,8
2012	2,1	-0,1
2013: 1st qr	7,0	6,5
2nd qr	6,5	6,0
3rd qr		2,9

Quarterly Bulletin December 2013

Work is in progress to further refine balance of payments and related estimates and bring about the highest degree of consistency possible within the framework of the national accounts. The current five-yearly benchmarking and rebasing of the national accounts, due to be completed towards the end of 2014, is an important vehicle that is being utilised to achieve this objective. The national accounts teams of Stats SA and the Bank are currently engaged in this comprehensive exercise, in close co-operation with the Bank’s Balance of Payments Division. This opportunity will also be utilised to review the statistics before 2010 and, where appropriate, revise them in the light of more comprehensive information.

As is standard practice, the data on imports and exports are continually subject to further validation and to adjustments for balance-of-payments purposes to ensure broader consistency within the framework of the national accounts. For instance, adjustments are made where an item crosses the border and is reflected in the SARS data but the residency of its ownership does not change, as is often the case with certain categories of leased items such as aircraft. Accordingly, the trade numbers as published by SARS will not mechanistically equal the balance-of-payments estimates of imports and exports, but the published series from these sources should be well correlated.

Having increased at a rate of 0,9 per cent in the second quarter of 2013, the volume of merchandise exports advanced by 4,0 per cent in the third quarter, primarily benefiting from an increase in the volume of mining exports. The increase in the physical quantity of mining exports was supported by rising volumes of platinum group metals, as well as base metals and articles thereof. Higher volumes of platinum exports were registered, notwithstanding industrial action and work stoppages at several platinum mines in August and September 2013. In addition, improved demand from China and Europe bolstered demand for locally produced precious metals. Base metal exports rose notably on account of increased domestic production and higher foreign demand for ferrochrome by especially steel producers in China. These increases countered the decline in the export volumes of mineral products, particularly iron ore. The disappointing iron ore export performance could be ascribed to lower production, which could in part be attributed to the annual maintenance shutdown of the Sishen-Saldanha railway line and Saldanha port during August 2013.

Exports of South African-manufactured goods remained under pressure in the third quarter of 2013, hampered by prolonged strike action experienced by major vehicle manufacturing plants which subsequently spilled over to the automotive components industry. As a result, the volume of vehicle exports dropped substantially in the third quarter of 2013 when compared with the second quarter. This decline was, however, partially countered by increases in the volume of other categories of manufactured products, especially machinery and electrical equipment.

    Quarterly Bulletin December 2013

The US dollar price of a basket of South African-produced non-gold export commodities declined by 4,9 per cent in the third quarter of 2013, relative to a decrease of 8,0 per cent in the second quarter. Pronounced declines were noted in the international prices of copper, nickel, coal and platinum, while the price of iron ore recovered somewhat on account of fairly strong demand from China. In rand terms, however, the overall price of a basket of South African-produced non-gold export commodities increased by 0,1 per cent, cushioned by the depreciation in the external value of the rand over the period under review. This, together with the increase in the prices of other merchandise exports, led to an increase of 2,0 per cent in the overall rand price of exports in the third quarter of 2013.

As a result of increases in both the volume and price of merchandise exports, the value of merchandise exports advanced by 6,1 per cent in the third quarter of 2013, after increasing by 1,9 per cent in the second quarter.

The price of gold on the London market decreased by 6,1 per cent from US$1 414 per fine ounce in the second quarter of 2013 to US$1 327 per fine ounce in the third quarter, marking a third consecutive quarterly decline. In rand terms, the average realised rand price of net gold exports dropped by 4 per cent from the second to the third quarter of 2013. At the same time, the volume of net gold exports, which increased notably in the second quarter of 2013, registered a decline of 5,4 per cent in the third quarter. The lower physical quantity of gold exports in the third quarter could, among other factors, be attributed to a sharp decline in India’s demand for gold amid the introduction of tight gold regulations aimed at curbing gold imports in order to narrow the country’s current-account deficit. The combined decreases in the volume and price of South African gold exports resulted in a 9,1 per cent decline in the value of net gold exports in the third quarter of 2013.

South Africa’s demand for foreign-produced products remained firm in the third quarter of 2013, with the volume of merchandise imports increasing by 4,0 per cent over the period. The volume of all three major import categories, namely mining, agriculture and manufacturing advanced over the period. The physical quantity of imported mining products increased due to a moderate rise in crude oil imports and increased volumes of refined oil products. Increased demand for imported machinery and electrical equipment raised the volume of imported manufactured goods, especially computers and other capital-related goods, in the third quarter of 2013.

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Higher international prices of imported goods, including crude oil, in combination with the weaker external value of the rand, exerted upward pressure on the rand price of merchandise imports in the third quarter of 2013. The rand price of merchandise imports, which increased by 2,5 per cent in the second quarter of 2013, advanced by 3,5 per cent in the third quarter. This increase, together with the higher volume of imported goods, resulted in a 7,7 per cent increase in the value of merchandise imports over the period.

South Africa’s terms of trade deteriorated further in the third quarter of 2013 as the rand price of merchandise imports, including crude oil, increased at a somewhat faster pace than that of exports alongside the depreciation in the external value of the rand.

The shortfall on the services, income and current transfer account increased moderately in the third quarter of 2013, largely as a result of higher net dividend and interest payments to the rest of the world. The increase in gross dividend payments to non-residents was partly offset by substantially higher dividend receipts from abroad, cushioning the further deterioration of the “services account”.

36

Quarterly Bulletin December 2013

Payments for transportation-related services also increased firmly in the third quarter of 2013, in line with the elevated level of merchandise imports. Travel receipts and payments displayed little change during the third quarter of 2013, while net payments in the category “other services” decreased marginally compared with the preceding quarter.

Financial account

Despite lingering uncertainty regarding future capital flows to emerging-market countries following the announcement by the US Federal Reserve of its intention to scale down current accommodative monetary policy measures by tapering asset purchases, South Africa recorded a substantial inflow of portfolio investment and inward direct investment in the third quarter of 2013. These capital inflows defied investors’ ongoing concerns about the country’s subdued economic growth performance and labour market tensions, with the net inward movement of foreign capital through the financial account of the balance of payments (including unrecorded transactions) surging to R81,8 billion in the third quarter of 2013, compared with an inflow of R34,7 billion in the second quarter. The balance on the financial account, including unrecorded transactions, increased sharply to 9,5 per cent of gross domestic product in the third quarter of 2013, compared with a ratio of 4,1 per cent in the second quarter.

Net financial transactions not related to reserves

R billions

	2012			2013
	3rd qr	4th qr	Year	1st qr	2nd qr	3rd qr
Change in liabilities
Direct investment	22,6	-1,0	37,5	11,0	16,6	47,4
Portfolio investment	27,6	12,5	95,1	1,4	-5,2	48,8
Other investment	8,1	38,3	66,8	24,5	-0,4	-6,4
Change in assets
Direct investment	-3,2	-15,5	-24,5	-6,2	-10,4	-29,2
Portfolio investment	-5,3	-9,2	-40,6	-5,9	-6,4	-5,5
Other investment	21,1	14,1	40,9	-9,8	4,6	7,6
Total financial transactions*	49,6	42,8	173,2	51,4	34,7	81,8
As percentage of gross domestic product	6,2	5,3	5,5	6,3	4,1	9,5

*	Including unrecorded transactions

Foreign-owned assets in South Africa

Foreign direct investment into South Africa almost tripled from an inflow of R16,6 billion in the second quarter to R47,4 billion in the third quarter. The inward movement of capital in the third quarter mainly reflected the further expansion of a foreign parent company’s equity stake in its subsidiary in the South African financial sector. This transaction was, in turn, related to a capital outflow of similar magnitude, whereby the foreign parent company’s African assets were acquired by the domestic subsidiary. The inward foreign direct investment was further supported by the acquisition of the shareholding in a South African pharmaceutical company by an Indian pharmaceutical company.

In addition to the traditional inward foreign direct investment into the resources sector in Africa, investment into renewable energy, automotive equipment and financial services attracted an increasing share of the new greenfield foreign direct investment flows in recent months. Africa is developing into an attractive foreign direct investment destination for a number of divergent multinational investor groupings that:

•	operate in mature economies with limited growth prospects;

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•	operate in high-growth BRIC markets and are looking to enhance their growth performance;

•	are keen to exploit intra-Africa trade opportunities; and

•	already have operations in Africa and are looking to expand their footprint on the continent to ensure that they are well positioned to capitalise on future growth opportunities.

Inward foreign portfolio investment flows switched from an outflow of R5,2 billion in the second quarter of 2013 to an inflow of R48,8 billion in the third quarter – the largest quarterly inflow of capital to be recorded since the first quarter of 2006. The composition of these inflows, however, changed from predominantly equity securities in the second quarter of 2013 to debt securities in the third quarter. An inflow into the domestic rand-denominated bond market in the third quarter of 2013 was supported by the issuance of international bonds to the value of US$2 billion by the National Treasury and US$1 billion by a parastatal. The inflow of portfolio investment capital in the form of domestic debt securities may be attributed partly to expectations that the continued lack of traction in the US economy will give rise to a delay in the tapering of bond purchases by the US Federal Reserve. The recent more depreciated levels of the exchange rate of the rand may also have encouraged foreign portfolio investors to acquire domestic bonds on expectations that the likelihood of further rand weakness has decreased. The deterioration in equity inflows in the third quarter of 2013 may in part be attributed to a moderation in South Africa’s economic growth outlook, which could impact negatively on company profitability.

Other investment into South Africa deteriorated from an outflow of R0,4 billion in the second quarter of 2013 to an outflow of R6,4 billion in the third quarter. The outward movement of capital in the third quarter of 2013 resulted mainly from a reduction in the short-term loan commitments of the South African banking sector.

South African-owned assets abroad

Outward direct investment amounted to R29,2 billion in the third quarter of 2013 following an outflow of R10,4 billion in the second quarter. The significant increase in capital outflows in the third quarter of 2013 can largely be attributed to a South African financial services company which acquired the African subsidiaries of its foreign holding company.

    Quarterly Bulletin December 2013

In the third quarter of 2013 the acquisition of foreign portfolio investment assets by South African entities resulted in an outflow of R5,5 billion, compared with an outflow of R6,4 billion in the second quarter. The geographical portfolio diversification of domestic individual and institutional investors continued despite the weakness in the exchange rate of the rand.

Other outward investment from South Africa recorded an increased inflow of R7,6 billion in the third quarter of 2013 compared with an inflow of R4,6 billion in the second quarter. The capital inflow mainly reflected a decrease in foreign currency-denominated deposits of South African banks held with non-resident domiciled banks, and was only partly countered by an increase in loans under resale agreements granted by domestic banks to foreign entities.

Box 3:	Capital flow surges and stops: The South African experience

Capital inflows help offset domestic savings constraints by reducing the cost of capital and facilitating or stimulating investment, consumption and economic growth. However, significant capital inflows can lead to increased macroeconomic vulnerability through the overheating of the economy as a result of surges in asset prices. It is generally accepted that large swings in cross-border capital flows can have significant macroeconomic implications. Hence, it is not surprising that in the international empirical literature increasing attention is being given to the identification of capital flow “waves” or episodes and the characteristics accompanying these episodes. In general, these studies have focused on the cyclical behaviour of net capital flows (Dornbusch et al., 1995; Kaminsky et al., 1998; Calvo et al., 2008; Levchenko and Mauro, 2007) or gross capital flows (Lane and Milesi-Ferretti, 2001; Kraay et al., 2005; Devereux, 2007; Gourinchas and Rey, 2007).

Starting off with the standard balance-of-payments identity:

NR = CAB + CTA + FA + UT		(1)

it follows that:

NR – CAB = CTA + FA + UT		(2)

where NR	= net change in foreign reserves
CAB	= net balance on current account
CTA	= net balance on capital transfer account[1]
FA	= net balance on financial account
UT	= unrecorded transactions[2]

In terms of equation 2, the net capital flow (NR–CAB) is equal to the sum of unrecorded transactions (errors and omissions) and the net balances on the capital transfer and financial accounts. According to Reinhart and Reinhart (2009: 9), the left-hand side of equation 2 is one of the best indicators of net capital flows. It is a broad indirect measure of the change in domestic liabilities as a result of the purchases or sales of resources by domestic citizens and foreigners. Its popularity in empirical work is essentially due to the consistent way in which it is measured and its prompt and wide availability across countries at short time frequencies (Reinhart and Reinhart, 2009).

How are periods of significant increases (decreases) in capital flows identified? Following Dornbusch et al. (1995) a “sudden stop” is defined as a period in which there is a sudden and large decline in capital inflows.3 On the other hand, a “surge” occurs when there is a sudden and large increase in capital inflows (IMF, 2011).

Capital flow episodes can be identified as follows:4

where t = 1,2,3,4 … n	(3)

where t = 5,6,7 … n	(4)

1	The capital transfer account captures those items involving the transfer of ownership of fixed assets. In general, these inflows are small relative to overall balance-of-payments flows.
2	Unrecorded transactions essentially refer to balance-of-payments transactions where only the one leg of the transaction was identified.
3

More recently, a sudden stop has been associated with a currency crisis (Hutchison and Noy, 2006; Arteta, 2003; Razin and Rubinstein, 2004), current account reversals (Milesi-Ferretti and Razin, 2000; Edwards, 2003) and a significant contraction in economic activity (Calderón and Kubota, 2013).

4	See Ghosh et al. (2012) for a similar application.

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where Ct is the four-quarter moving sum of net capital inflows (CIt) expressed as a percentage of GDP5 and ΔCt refers to the year-on-year change in net capital inflows (Ct).

In essence, the classification of an episode is determined by comparing ΔCt to some threshold or benchmark. Conventionally, in the empirical literature, the threshold has been based on a certain number of standard deviations around the mean.6

In defining a capital flow episode, a “surge” (“stop”) is a period in which the ratio of net capital flows to GDP is significantly larger (smaller) than the mean. In a practical sense the episodes are identified as follows:

(a)

A “surge” (“stop”) episode starts in a period t when the net change in capital flows ΔCt is at least one standard deviation above (below) its mean and ends when inflows are no longer at least one standard deviation above (below) the mean.

(b)

In addition, in order to ensure that capital flow episodes only reflect excessive capital flow movements, “surges” (“stops”) are characterised by net capital flows as a percentage of GDP falling in the 75th (25th) percentile of the distribution for the entire period under analysis.[7]

An episode is defined as a period in which both these criteria are met for at least two quarters. Figure 1 presents the capital flow episodes based on equation 2 for the period from the first quarter of 1966 to the fourth quarter of 2011. As is to be expected, the “significant” peaks (troughs) in net capital flows are captured in the “surge” (“stop”) episodes. For comparative purposes, net private capital flows are also depicted in Figure 1.8

There were four “stop” and five “surge” episodes during the period under analysis. On average, the “stop” episodes averaged 5,75 quarters. The first period of significant net capital outflows in the late 1970s was due to political uncertainties related to the Soweto uprisings in 1976. The two “stop” episodes in the mid-to-late 1980s were precipitated by the 1985 debt standstill arrangement which placed a moratorium on the repayment of foreign loans and the intensification of financial sanctions against South Africa which began in earnest in 1986. There were no “stop” episodes since the advent of democracy in April 1994.

5	GDP is also calculated as a four-quarter moving sum to reflect annual equivalents and thus eliminate the impact of seasonal fluctuations.
6	The threshold in this case is a simple average of the mean based on a recursive estimate and that obtained from a five-year rolling window estimate.
7	In essence what this implies is that normal flows fall in the inter-quartile distribution. See Ghosh et al. (2012) for an application of this criterion in a cross-country panel context.
8	Private capital flows are the net balance on the financial account. While the trends are roughly the same, there are divergences in the peaks and troughs of the two series.

    Quarterly Bulletin December 2013

The “surge” episodes spanned an average of 10,6 quarters – a little more than two-and-a-half years. South Africa has been a net recipient of capital flows since the advent of democracy in 1994 and the liberalisation of the capital account in 1995. The last “surge” episode, which began in the third quarter of 2004, is the longest in South Africa’s history and is currently still on going.9 When this episode is excluded, the average surge episode is approximately four quarters. Net inflows averaged -3,7 per cent of GDP during the “stop” episodes and +5,4 per cent of GDP during the “surge” episodes.

References

Calderón, C. and M. Kubota. 2013. “Sudden Stops: Are Global and Local Investors Alike?” Journal of International Economics 89: 122–142.

Calvo, G., A. Izquierdo and L. Mejía. 2008. “Systemic Sudden Stop: The Relevance of Balance-Sheet Effects and Financial Integration”. National Bureau of Economic Research (NBER) Working Paper 14026. Cambridge MA: NBER.

Devereux, M. 2007. “Financial Globalization and Emerging Market Portfolios”. Monetary and Economic Studies 25: 101–130.

Dornbusch, R., I. Goldfajn and R. Valdés. 1995. “Currency Crises and Collapses”. Brooking Papers on Economic Activity 1995 (2): 219–270.

Edwards, S. 2003. “Current Account Imbalances: History, Trends and Adjustment Mechanisms”. Paper prepared for the Fourth Mundell–Fleming Lecture at the International Monetary Fund, 6 November.

Ghosh, A. R., J. Kim, M. Qureshi and J. Zladuendo. 2012. “Surges”. International Monetary Fund (IMF) Working Paper WP/12/22. Washington DC: IMF.

Gourinchas, P. and H. Rey. 2007. “International Financial Adjustment”. Journal of Political Economy 115: 665–703.

International Monetary Fund. 2011. World Economic Outlook, April. Washington DC: IMF.

Kaminsky, G., S. Lizondo and C. Reinhart. 1998. “Leading Indicators of Currency Crisis”. IMF Staff Papers 45 (1): 1–48.

Kraay, A. and J. Ventura. 2000. “Current Account in Debtors and Creditors Countries”. Quarterly Journal of Economics 115: 665–703.

Lane, P. and G. Milesi-Ferretti. 2001. “Long-Term Capital Movements.” NBER Macroeconomics Annual 2000: 73–116.

Levechenko, A. and P. Mauro. 2007. “Do Some Forms of Financial Flows Protect from Sudden Stops?” World Bank Economic Review 21: 389–411.

Milessi-Ferretti, G. and A. Razin. 2000. “Current Account Reversals and Currency Crises: Empirical Regularities” in P. Krugman (ed.), Currency Crises. Chicago: University of Chicago Press.

Razin, A. and Y. Rubinstein. 2004. “Exchange Rate Regimes, Capital Account Liberalization and Growth and Crises: A Nuanced View”, mimeograph. Israel: Tel Aviv University.

Reinhart, C. and V. Reinhart. 2009. “Capital Flow Bonanzas: An Encompassing View of the Past and Present”. National Bureau of Economic Research (NBER) Book Series: NBER International Seminar on Macroeconomics 2008: 9–62. Cambridge MA: National Bureau of Economic Research.

9	It spanned 36 quarters from the third quarter of 2004 to the second quarter of 2013.

Quarterly Bulletin December 2013

Foreign debt

South Africa’s total outstanding external debt declined markedly from US$140,6 billion at the end of March 2013 to US$130,4 billion at the end of June. This decline was mainly due to a decline in rand-denominated debt, as foreign currency-denominated debt decreased at a more mundane pace over the period.

Foreign debt of South Africa

US$ billions at end of period

	2012			2013
	2nd qr	3rd qr	4th qr	1st qr	2nd qr
Foreign currency-denominated debt	54,3	57,0	61,0	59,0	57,6
Bonds	21,1	22,2	22,4	20,9	19,0
Other	33,2	34,8	38,6	38,1	38,6
Public sector	8,6	9,0	9,0	9,1	9,4
Monetary sector	9,3	9,5	13,8	12,9	11,7
Non-monetary private sector	15,3	16,3	15,8	16,1	17,5
Rand-denominated debt	72,3	79,5	81,3	81,6	72,8
Bonds	36,1	41,5	44,8	45,9	39,7
Other	36,2	38,0	36,5	35,7	33,1
Total foreign debt	126,6	136,5	142,3	140,6	130,4
As percentage of gross domestic product	31,9	35,6	37,2	37,4	35,4
As percentage of total export earnings	100,3	111,2	118,3	119,0	111,5

Expressed in US dollar terms, South Africa’s rand-denominated debt decreased from US$81,6 billion at the end of March 2013 to US$72,8 billion at the end of June as the exchange rate of the rand depreciated significantly against the US dollar, and non-resident investors disposed of domestic government bonds. Repayments of loans under repurchase agreements by the domestic banking sector furthermore contributed to the decline in rand-denominated debt.

Foreign currency-denominated debt declined from US$59,0 billion at the end of the first quarter of 2013 to US$57,6 billion at the end of June. This decrease was largely due to the redemption of a €1,25 billion national government bond and prepayments made by the domestic banking sector on its long-term commitments. These outflows were partly neutralised by inflows of short-term loans and deposits by non-residents with South African banks. As a result, South Africa’s short-term foreign currency-denominated debt (debt with an original maturity of less than one year and other foreign currency-denominated debt maturing within the next twelve months) rose to 44,4 per cent of total foreign currency-denominated debt at the end of June 2013, compared with 39,3 per cent at the end of March.

Owing to the depreciation of the exchange rate of the rand, South Africa’s external debt, expressed in rand terms, remained broadly unchanged at R1,3 trillion from the first to the second quarter of 2013.

While the foreign debt of the public sector declined as a result of reduced holdings of rand-denominated bonds by non-resident investors, and owing to the redemption of foreign bonds falling due, public-sector debt rose from 7,0 per cent of gross domestic product at the end of March 2008 to 17,1 per cent at the end of the second quarter of 2013. The private sector’s external debt receded marginally to 17,9 per cent of gross domestic product in the second quarter of 2013 from 19,1 per cent at the end of March 2008. The higher leverage of the public sector was also mirrored in the increased rate of the public sector’s gross fixed capital formation from the end of March 2008 to the end of June 2013, relative to that of the private sector over the same period.

    Quarterly Bulletin December 2013

International reserves and liquidity

South Africa’s overall balance-of-payments position (i.e., the change in the country’s net international reserves due to balance-of-payments transactions) increased by R18,7 billion in the third quarter of 2013 following a decrease of R15,1 billion in the second quarter. The increase in the country’s overall balance-of-payments position during the third quarter of 2013 could mainly be ascribed to the proceeds from the international bond issued by the National Treasury.

Quarterly Bulletin December 2013

Measured in US dollars, the value of South Africa’s gross gold and other foreign reserves (i.e., the international reserves of the Bank before accounting for reserve-related liabilities) increased from US$47,0 billion at the end of June 2013 to US$50,0 billion at the end of September, before decreasing to US$49,7 billion at the end of October. Import cover (i.e., the value of gross international reserves relative to the value of imports of goods, services and income) declined marginally from 19,3 weeks at the end of June 2013 to 19,2 weeks at the end of September.

The Bank’s international liquidity position increased from US$44,6 billion at the end of June 2013 to R45,8 billion at the end of September and October 2013.

Exchange rates

The postponement in the tapering of its quantitative easing by the US Federal Reserve and temporary shutdown of non-essential government services in the US weighed on the US dollar during the third quarter of 2013. While this allowed for some emerging-market currencies to recover lost ground, the exchange rate of the rand depreciated further in the third quarter of 2013. The nominal effective exchange rate of the rand declined, on balance, by 3,5 per cent in the third quarter of 2013, that is, at a slower pace than in the first two quarters of the year. From the end of March 2012 to the end of September 2013, the nominal effective exchange rate of the rand declined by no less than 22,5 per cent. The deterioration in the current-account deficit in the second quarter of 2013, together with prolonged strike actions during salary negotiations, influenced investor sentiment negatively, exerting downward pressure on the exchange rate of the rand. Internationally, indications that the US may launch military strikes against Syria further adversely affected sentiment towards emerging-market currencies. However, the unexpected announcement in September 2013 by the US Federal Reserve that the pace of quantitative easing would be maintained had a positive impact on emerging-market currencies, including the rand. The nominal effective exchange rate of the rand, which had on balance declined by 4,5 per cent in August 2013, increased marginally by 0,6 per cent in September.

Exchange rates of the rand

Percentage change

	31 Dec 2012 to 31 Mar 2013	31 Mar 2013 to 30 Jun 2013	30 Jun 2013 to 31 Jul 2013	30 Sep 2013 to 28 Nov 2013
Weighted average*	-5,7	-6,8	-3,5	-1,1
Euro	-5,5	-8,9	-4,7	-1,9
US dollar	-8,3	-7,2	-1,3	-1,2
Chinese yuan	-8,5	-8,3	-1,6	-1,7
British pound	-2,3	-7,6	-6,9	-2,4
Japanese yen	0,3	-2,5	-2,4	3,1

*	Against a basket of 15 currencies

The exchange rate of the rand strengthened further in October 2013 as the US government discontinued non-essential government services while deliberating on strategies to avoid breaching the debt ceiling. The domestic currency was further supported by the release of better-than-expected economic growth data for China for the third quarter of 2013. During early November 2013, the exchange rate of the rand weakened as the US dollar strengthened on account of positive economic data. The recovery in the exchange rates of emerging-market currencies may only be a temporary reprieve as the US Federal Reserve is expected to commence tapering of its quantitative easing programme from the end of 2013 or early 2014. This tapering action might trigger capital outflows from some emerging-market economies, which could lead to the depreciation in the exchange rates of especially those countries with larger current-account deficits.

    Quarterly Bulletin December 2013

The volatility of currencies of most emerging-market economies increased from 2012 to the first three quarters of 2013 to levels almost similar to those observed in 2011 in the Indian rupee, Brazilian real, Turkish lira and South African rand. Being the most volatile currency on the downside in 2011 and 2012, the domestic currency stabilised to more acceptable volatility levels in 2013. However, from the perspective of upside deviations from the mean, the rand broadly remained one of the most volatile currencies over the period.

Quarterly Bulletin December 2013

The real effective exchange rate of the rand declined by 15,2 per cent from March 2012 to September 2013, leading to a marked improvement in the external price competitiveness of South African exporters in international markets.

The average net daily turnover in the domestic market for foreign exchange increased from US$21,9 billion in the second quarter of 2013 to US$23,0 billion in the third quarter, consistent with lively non-resident participation in the domestic financial markets and brisk import and export activity. While both spot and forward turnover declined over this period, this decline was more than offset by an increase in non-residents’ participation in the swap market, which rose from an average of US$7,6 billion per day in the second quarter of 2013 to US$8,8 billion per day in the third quarter.

    Quarterly Bulletin December 2013

Monetary developments, interest

rates and financial markets

Money supply

The lustreless conditions in the economy during the third quarter of 2013 were reflected in the monetary aggregates. After displaying a rising trend during the first half of 2013, growth in the monetary aggregates lost some momentum during the third quarter of 2013, alongside a slowdown in deposit growth of both the household and corporate sectors. The quarter-to-quarter6 growth in the broadly defined money supply (M3) decelerated from 12,5 per cent in the second quarter of 2013 to 4,6 per cent in the third quarter. Partly restrained by the relatively high base values recorded in the corresponding period of 2012, year-on-year growth in M3 showed a similar moderation from a post-recession high of 10,0 per cent in April 2013 to 6,9 per cent in August, before accelerating marginally to 7,0 per cent in September and further to 7,1 per cent in October.

Deposit growth displayed divergence across the various sectors during the third quarter of 2013, probably reflective of a multi-speed recovery in economic activity. The annualised rate of growth in the deposit holdings of financial companies plummeted from a high of 15,8 per cent in the second quarter of 2013 to negative growth of 1,0 per cent in the third quarter, probably partly due to portfolio reallocation into investment avenues offering higher returns.

Maturity analysis of growth in M3

Per cent at seasonally adjusted annualised rates

	2012	2013
	4th qr	1st qr	2nd qr	3rd qr
Notes and coin	3,1	-0,1	25,3	7,3
Cheque and transmission deposits	24,2	10,2	17,7	14,5
Call and overnight deposits	6,4	-5,5	11,9	28,6
Other short- and medium-term deposits*	-5,3	0,9	12,3	11,0
Long-term deposits**	19,2	19,1	6,2	-28,5
M3	5,0	7,7	12,5	4,6

*	Unexpired maturities of more than one day and up to six months, and savings deposits
**	Unexpired maturities of more than six months

6	The quarter-to-quarter growth rates referred to in this section are based on seasonally adjusted and annualised data.

Quarterly Bulletin December 2013

Growth in the deposit holdings of the household sector recorded a more moderate decline from 11,9 per cent to 7,4 per cent over the same period. By contrast, growth in the deposit holdings of the non-financial corporate sector continued its rising trend from 9,0 per cent in the second quarter of 2013 to 11,6 per cent in the third quarter, possibly reflecting deferred investment activity following weak business confidence in the wake of continued labour disruptions.

Probably reflecting the higher yield on substitute assets such as bonds and an unwillingness to lock in deposit interest rates over the long term close to the bottom of the interest rate cycle, the maturity structure of deposit holdings revealed a shift away from long-term deposits to call and overnight deposits, which recorded the strongest growth. Cheque and transmission, and other short- and medium-term deposits also remained preferred deposit categories.

M3 holdings of households and companies

	Quarterly change (R billions)			Percentage holdings of total M3 deposits
	2013			2013
	1st qr	2nd qr	3rd qr	1st qr	2nd qr	3rd qr
Households	10,0	19,7	14,1	28,8	29,0	29,0
Companies	20,8	33,0	37,2	71,2	71,0	71,0
Of which: Financial	9,4	41,7	21,0	41,0	41,8	41,8
Non-financial	11,4	-8,7	16,1	30,2	29,2	29,2
Total M3 deposits	30,7	52,7	51,3	100,0	100,0	100,0

The overall increase in M3 amounted to R132 billion in the first ten months of 2013, a significant increase from the R83 billion recorded over the same period a year earlier. The increase in M3 deposits in the first ten months of 2013 was mainly concentrated in deposit holdings of the financial corporate sector and was firmly supported by deposits of the household sector. The twelve-month growth in deposit holdings of financial companies moderated from a recent high of 11,5 per cent in May 2013 to 6,7 per cent in October, but still exceeded the subdued growth rates recorded throughout 2012 by a substantial margin. The growth in deposit holdings of non-financial companies was possibly curtailed by a slump in international commodity prices and gross operating surpluses in the second quarter of 2013 but recovered during the third quarter. However, when measured over twelve months, growth in non-financial companies’ deposit holdings moderated from 9,9 per cent in April 2013 to 6,8 per cent in October.

Growth in the deposit holdings of the household sector was boosted by the annual wage increases for public servants in the second quarter of 2013 only to moderate in the third quarter. Nonetheless, a continued rise in the usage of debit cards, issued by the South African Social Security Agency (SASSA) as a means of paying social grants, has been responsible for a substantial addition of new customers into the formal banking system. In October 2013 the approximate amount paid into SASSA debit card accounts amounted to R6,8 billion. While the bulk of the grants are withdrawn rather speedily, a portion of them nonetheless served to contribute to the overall increase of R4,4 billion in household-sector deposits during the period.

Statistical counterparts of change in M3

R billions

	2012	2013
	4th qr	1st qr	2nd qr	3rd qr
Net foreign assets	-35,0	51,5	45,1	49,4
Net claims on the government sector	6,2	-22,4	-6,0	12,0
Claims on the private sector	62,7	30,4	37,5	46,4
Net other assets and liabilities	-4,6	-28,9	-23,9	-56,6
Total change in M3	29,4	30,7	52,7	51,3

    Quarterly Bulletin December 2013

With the exception of net claims on the government sector, the statistical counterparts to the change in M3 during the third quarter of 2013 broadly emulated the movements recorded during the first two quarters. Significant increases in the net foreign assets of the monetary sector, together with growth in claims on the private sector, were the main counterparts to the increase recorded in M3. These increases were partly offset by a decline in net other assets and liabilities. A rise in the gold and foreign-exchange assets of the Bank contributed to the increase in the net foreign assets of the monetary sector. Likewise, an increase in the other liabilities of the Bank contributed to the decline in net other assets and liabilities. Growth in claims on the private sector continued to record firm increases during the first three quarters of 2013, supported by the demand for credit in the low interest rate environment.

The income velocity of circulation of M3 pulled back moderately from a recent high of 1,38 in the fourth quarter of 2012 to 1,37 in the third quarter of 2013, when growth in money supply exceeded that of nominal gross domestic product. Nonetheless, fluctuations in income velocity have remained relatively subdued in the past two years, suggesting that growth in money supply generally kept pace with growth in nominal gross domestic product.

Credit extension

Year-on-year growth in total loans and advances declined from a post-recession peak of 10,0 per cent in December 2012 and fluctuated between 8 and 9 per cent from January to September 2013. In October, growth in total loans and advances to the private sector amounted to 7,8 per cent. The deceleration in credit extension was also mirrored in the quarter-to-quarter growth rate in total loans and advances which receded from 8,7 per cent in the second quarter of 2013 to 5,3 per cent in the third quarter. This was largely consistent with the pattern observed during the corresponding period in 2012. The rate of credit expansion was somewhat constrained by a stepwise moderation in credit extension to the household sector.

The recent slowdown in unsecured lending, together with subsiding growth in vehicle sales and the continued modest expansion in mortgage advances, contributed to the softening in overall credit expansion and reflected the subdued economic conditions; lingering uncertainty precipitated by labour unrest in various industries; and caution among both lenders and borrowers.

Quarterly Bulletin December 2013

Other loans and advances (consisting of general loans and advances, overdrafts and credit card advances) continued to underpin growth in total loans and advances to the private sector in the ten months to October 2013, albeit such growth proceeded at a slower pace than that observed in the corresponding period in 2012. The quarterly growth in other loans and advances amounted to R19,5 billion during the third quarter of 2013, substantially lower than the increases of R52,6 billion and R57,8 billion recorded in the third and fourth quarters of 2012 respectively. Consequently, after ending the year at a new post-recession high of 20,5 per cent in December 2012, twelve-month growth in other loans and advances decelerated from 17,2 per cent in January 2013 to 12,4 per cent in October. Despite a slowdown in unsecured lending to the household sector, general loans remained the principal driver of growth in other loans and advances in 2013, largely on account of the uptake of general loans by the corporate sector.

Composition of total loans and advances by type of credit

Type of credit	Quarterly change (R billions)					Percentage of total loans and advances*
	2012		2013			2013
	3rd qr	4th qr	1st qr	2nd qr	3rd qr	3rd qr
Household sector
Instalment sale credit and leasing finance	7,2	9,3	7,7	4,1	7,0	9,3
Mortgage advances	4,8	4,2	6,4	5,4	4,8	33,6
Other loans and advances	14,0	26,0	11,9	5,5	1,1	13,0
Overdrafts	0,6	1,3	2,9	-0,6	1,3	1,4
General loans	11,3	13,0	7,1	3,3	-2,6	8,1
Credit card advances	2,1	11,7	2,0	2,8	2,4	3,5
Total loans and advances to the household sector	26,0	39,5	26,1	15,1	12,8	56,0
Corporate sector
Instalment sale credit and leasing finance	0,7	0,7	1,6	5,9	3,9	4,1
Mortgage advances	-2,6	2,2	-4,9	1,5	6,1	12,5
Other loans and advances	38,5	31,9	16,0	7,1	18,5	27,4
Overdrafts	-10,9	-1,4	0,8	3,1	-2,0	4,6
General loans	49,0	33,4	14,5	3,8	20,3	22,7
Credit cards advances	0,5	-0,1	0,6	0,2	0,1	0,2
Total loans and advances to the corporate sector	36,6	34,8	12,7	14,5	28,5	44,0
Total loans and advances to the private sector	62,6	74,3	38,7	29,6	41,3	100,0

*	Expressed as percentage of outstanding balances of total loans and advances (excluding investments and bills)

After gradually gaining momentum throughout 2011 and 2012, the rate of expansion in instalment sale credit and leasing finance slowed somewhat in the ten months to October 2013. Nonetheless, twelve-month growth rates remained firm, fluctuating between 13 and 14 per cent from January to September 2013. In October growth came to 14,2 per cent. Instalment sale credit continued to underpin growth in this credit category as the demand for new and second-hand vehicles remained resilient. However, the rate of growth has to some extent been held back from August 2013 when new vehicle sales started slowing as industrial action influenced vehicle availability and some of the beneficial affordability-related factors, which had previously supported the relatively strong growth in new vehicle sales, started to abate.

    Quarterly Bulletin December 2013

Mortgage advances, which include both commercial and residential mortgage loans, registered twelve-month growth of 2,4 per cent in October 2013, marking the highest growth rate recorded since March 2012. Year-on-year growth in this credit category retracted to below the 2 per cent level at the end of 2012 and fluctuated between 1,6 and 1,8 per cent over the first seven months of 2013 before breaching the 2 per cent level from August. The improvement in the third quarter of 2013 was partly affected by the acquisition of a participation mortgage bond fund book by a large bank in August 2013, which expanded the monetary sector’s commercial property mortgage holdings by R2,6 billion. Growth in mortgage advances on commercial property continued to expand in September and October.

Growth in banks’ credit extension to the household sector, which accounts for approximately 56 per cent of total loans and advances, has been on a declining trend since the end of 2012. Twelve-month growth in loans and advances to the household sector reached a high of 10,4 per cent in November 2012, the highest growth rate recorded since December 2008, but thereafter gradually inched lower to 7,2 per cent in October 2013. On a quarterly basis, growth amounted to R15,1 billion and R12,8 billion during the second and third quarters of 2013 respectively – substantially lower than the R26,1 billion increase recorded in the first quarter. The weaker expansion in household credit can largely be attributed to a moderation in growth in general loans, of which unsecured lending represents the majority share. Twelve-month growth in this form of lending has been trending lower since late 2012, reaching 10,4 per cent in October 2013, thereby representing the lowest growth rate recorded since June 2009. The moderation can be ascribed to greater caution from lenders in an attempt to limit credit impairments and improve risk profiles, and continued financial pressure experienced by highly indebted households amid constrained income growth.

The corporate sector’s reliance on bank-intermediated funding edged higher in the third quarter of 2013 and exceeded credit extended to the household sector by a considerable margin. The revival in loans and advances to private companies was mainly concentrated in an uptake of general loans, partly related to gradually rising capital formation, the awarding of a new round of renewable energy contracts, as well as structured trade finance loans linked to commodity contracts. The corporate sector’s appetite for bank credit has been fairly buoyant since March 2013 with annual growth rates fluctuating between 7 and 10 per cent and reaching 8,6 per cent in October.

Quarterly Bulletin December 2013

Interest rates and yields

The Monetary Policy Committee (MPC) kept the benchmark repurchase rate unchanged at 5,0 per cent for eight consecutive policy meetings up to November 2013 while underscoring the fragility of the global economic recovery and sustained large output gap characterising the domestic economy; and sounding caution about the impact of strikes on economic growth and inflation. Despite domestic inflation breaching the upper end of the target range, the MPC expected that inflation would moderate and fall within the target range from the final quarter of 2013. Indications of a pull-back in the stimulus programme of the US Federal Reserve impacted financial markets globally, and emerging-market currencies in particular responded strongly. The reversal of capital flows to emerging-market economies also impacted on the rand exchange rate, which has since remained sensitive to domestic developments such as a widening current-account deficit and continued domestic labour strife. The MPC statements discussing developments underlying recent monetary policy decisions are reproduced in full from page 76 of this Quarterly Bulletin.

    Quarterly Bulletin December 2013

Short-term money-market rates remained relatively stable in conjunction with the unchanged policy rate during the first ten months of 2013, while longer-dated instruments oscillated alongside fluctuations in the exchange value of the rand. During August 2013, longer-dated money-market rates inched higher in response to the breached inflation target, sensitive global sentiment and the widening of the current-account deficit, but subsequently moderated when market conditions and fluctuations in the exchange value of the rand stabilised. The benchmark three-month Johannesburg Interbank Average Rate (Jibar) generally trended sideways during the first eleven months of 2013, and stood at 5,19 per cent by late November. The tender rate on 91-day Treasury bills fluctuated slightly higher from 5,02 per cent on 4 October 2013 to 5,12 per cent at the end of November. After rising sharply in late May 2013, the twelve-month Jibar decreased by 9 basis points from a recent high of 6,15 per cent on 11 June 2013 to 6,06 per cent at the end of November.

Forward rate agreements (FRAs), especially longer-term agreements, moved higher while displaying significant volatility as the market increasingly priced out any likelihood of further monetary policy easing following the steep depreciation in the exchange value of the rand from late May 2013 amid renewed global uncertainties. Subsequently, longer-term rates started to decline on more upbeat market expectations that US monetary stimulus will be maintained for longer with, for example, the 9x12-month FRA decreasing by 49 basis points from a recent high on 11 June 2013 to 6,05 per cent at the end of November. Despite the better inflation outlook in September, FRA rates continued to price in the possibility of an interest rate increase in the coming year.

Consistent with the orderly conditions that prevailed in the interbank lending market, the South African Benchmark Overnight Rate (Sabor) on deposits and the implied rate on one-day rand funding in the foreign-exchange swap market (overnight FX rate) remained relatively stable and well within the standing facility limits during the first ten months of 2013. However, mild fluctuations in the overnight FX rate were encountered towards the end of August 2013, when a temporary upward re-pricing of short-term and forward rates occurred as the usual month-end liquidity pressures were aggravated by large government bond coupon payments due at the end of August and market uncertainty following the Bank’s announcement of changes to its money-market liquidity management strategy. The overnight FX rate rose as high as 5,66 per cent on 27 August, but receded to 5,13 per cent at the end of September and to 5,19 per cent by late November 2013.

Quarterly Bulletin December 2013

7

The differential between the South African government bond yield on rand-denominated debt issued in the domestic market and the yield on South African government US dollar-denominated bonds issued in the US, both in the eight-to-nine-year maturity range.

The prime lending rate and predominant rate on mortgage loans have remained unchanged at 8,50 per cent for seventeen consecutive months, their lowest level since 1974, while the rates on selected loan and deposit categories of private-sector banks also remained fairly stable. During September 2013, the average rate on mortgage advances stood at 7,6 per cent, that on credit card advances at 14,6 per cent and on overdrafts at 8,6 per cent.

Domestic bond yields, which rose abruptly following the US Federal Reserve’s announcement in May 2013 of an intention to start slowing its bond-buying programme, increased further in the subsequent three months as the impact of the initial pronounced selling of domestic bonds by non-residents and the sharp depreciation in the exchange value of the rand was amplified by expectations of accelerating inflation. The daily average yield on the R208 government bond (maturing in 2021) increased from 5,78 per cent on 13 May 2013 to 8,04 per cent on 22 August. From this recent high, bond yields started softening as the US Federal Reserve moved to calm markets by pushing forward the timeline for the bond tapering programme. As global financial markets rallied, non-resident demand for domestic bonds intensified. The exchange value of the rand simultaneously appreciated to the benefit of the inflation outlook, while the interim resolution of the US political standoff also assisted with the recovery of the bond yield to 7,68 per cent on 27 November 2013.

The domestic ten-year government bond yield remained broadly aligned with the US ten-year government bond yield over the past year. This reflects both the influence of offshore markets on domestic markets and the increased role of non-residents in the South African capital market. In line with the recent downward trend in domestic bond yields, the currency risk premium7 on South African government bonds narrowed from 302 basis points in July 2013 to 274 basis points in October, as yields on rand-denominated bonds declined more pronouncedly than yields on US dollar-denominated bonds.

    Quarterly Bulletin December 2013

The inflation-adjusted yield on the R208 government bond also generally increased from May 2013, largely as a result of the increase in nominal bond yields which dwarfed the acceleration in consumer price inflation. The bond market initially signalled an increase in inflation expectations as break-even inflation rates increased across all maturities from mid-2012 to August 2013, before fluctuating somewhat lower to November as the nominal yields on ordinary bonds declined more pronouncedly than the real yields on inflation-linked bonds.

The JPMorgan Emerging Markets Bond Index Plus (EMBI+)8 yield spread above US government bonds followed an upward and widening trend thus far in 2013, mainly driven by concerns about the prospective end of quantitative easing by the US Federal Reserve. Emulating these developments, the sovereign risk premium on South African government US dollar-denominated bonds in the nine-year maturity range also widened notably from 119 basis points in December 2012 to 187 basis points in October 2013.

Money market

The liquidity requirement of the private-sector banks widened somewhat during the third quarter of 2013, probably partly influenced by the implementation of the revised money-market management strategy announced by the Bank at the end of August 2013. The Bank has decided that, going forward, the trend growth in the money-market shortage will broadly reflect developments in the stock of notes and coin in circulation outside the Bank, as well as in the banks’ required cash reserve balances deposited with the central bank. Accordingly the average daily liquidity requirement rose from R22 billion in the first seven months of 2013 to R25 billion in the period August to November. The actual daily money-market liquidity requirement fluctuated between R17,6 billion and R31,3 billion during the third quarter of 2013, reflecting a slightly wider dispersion of values than the range of between R15,4 billion and R27,4 billion recorded during the second quarter.

On balance, liquidity to the net amount of R1,8 billion was drained from the money market during the third quarter of 2013. Notes and coin in circulation and CPD call deposits jointly drained liquidity to the value of R8,6 billion. The drainage was partly alleviated by a decline in the required

8	EMBI+ measures total returns on US dollar-denominated debt instruments of emerging-market economies.

Quarterly Bulletin December 2013

cash reserve deposits of private-sector banks to the amount of R1,7 billion, while maturing SARB debentures served to expand the market by R3,1 billion. Maturing foreign-exchange swaps, conducted for liquidity management purposes, also served to expand the market by R1 billion.

Government deposits with the Bank increased by R16,9 billion in the third quarter of 2013, mainly on account of a R16,8 billion increase in foreign currency-denominated deposits. The increase was primarily due to the government depositing the proceeds of a foreign bond, issued by the National Treasury and amounting to US$2,0 billion, with the Bank. However, since no movement of funds between South African private-sector banks and the Bank was involved, the change in these deposits had no impact on liquidity conditions in the domestic money market. Capital redemption payments and scheduled coupon interest payments on various government bonds amounting to R26,6 billion were effected from the government tax and loan accounts during the third quarter of 2013.

Money-market liquidity flows

R billions (easing + tightening –)

	2013
	Apr–Jun	Jul–Sep
Notes and coin in circulation	0,3	-2,8
Change in cash reserve accounts	0,9	1,7
Money-market effect of SARB* foreign-exchange transactions in spot market	-0,2	0,0
Government deposits with SARB*	0,0	0,0
Use of liquidity management instruments	-0,5	-1,1
Reverse repurchase transactions	-0,7	0,6
SARB debentures	-0,5	3,1
Forward position (swaps)	4,0	1,0
CPD call deposits with SARB*	-3,3	-5,8
Other items net	2,2	0,4
Liquidity provided to banking system	2,7	-1,8

*	South African Reserve Bank

    Quarterly Bulletin December 2013

Bond market

Bond issuance activity in the primary bond market has remained brisk thus far in 2013. Of the R172 billion increase in the total outstanding nominal value of all debt securities listed on the JSE during the ten months to October 2013, general government was the largest contributor at 79 per cent, consistent with the need to fund significant fiscal deficits, followed by non-financial companies at 14 per cent and financial companies at 7 per cent. Within the non-financial sector, public corporations raised the majority of the funds for infrastructure expansion, while banks and companies in the real-estate sector were responsible for the bulk of the net issues in the financial sector.

The National Treasury raised R19,9 billion through the issuance of a US$2 billion 12-year bond with a coupon rate of 5,875 per cent in the international bond markets in September 2013 to help finance the budget deficit.

Turnover in the domestic secondary bond market declined from R6,6 trillion in the second quarter of 2013 to R5,5 trillion in the third quarter, alongside lower trading volumes and higher bond yields. This contributed to a more subdued turnover of R19,5 trillion in the first ten months of 2013, which was 11 per cent lower than the value traded in the corresponding period of 2012. Nevertheless, the All-Bond Index improved from a negative return to a gain of 1 per cent thus far in 2013.

Issuances of rand-denominated bonds by non-residents in the European bond markets soared along with the depreciation in the exchange value of the rand during 2013. Net issues of rand-denominated bonds in these markets of R8,6 billion in the first ten months of 2013 were distinctly more than the net issues of R0,3 billion recorded in the whole of 2012. Although issuances of rand-denominated bonds in the Japanese Uridashi bond market continued steadily in 2013, net redemptions of R6,8 billion were registered in the first ten months of 2013, compared with net redemptions of only R0,2 billion recorded in the entire 2012.

Quarterly Bulletin December 2013

9	The liquidity ratio on the JSE is calculated as the annualised turnover of shares expressed as a percentage of market capitalisation.

Non-resident investor sentiment improved noticeably in the third quarter of 2013. After recording net sales of R7,7 billion in the second quarter of 2013, non-residents increased their holdings of domestic bonds by R15,4 billion in the third quarter. This was especially due to high net purchases in September 2013, given the potential profit opportunities brought about by some strengthening of the rand. Despite this increase in holdings, net purchases of local bonds by non-residents amounting to R22,5 billion in the first ten months of 2013 were still less than the net purchases of R81,1 billion recorded in the corresponding period of 2012.

Share market

The recent upward trajectory in domestic share prices contributed to the attractiveness of raising equity funding. Despite the lower number of companies listed on the JSE by 388 by the end of October 2013, equity capital raised of R67,7 billion in the first ten months of 2013 was 8 per cent higher than the R63,0 billion raised in the corresponding period of 2012. This trend was mainly underpinned by companies in the financial sector which accounted for 61 per cent of the total equity capital raised.

Turnover in the secondary share market remained high in 2013. For example, the value of shares traded on the JSE of R3,4 trillion in the ten months to October 2013 surpassed the turnover in the corresponding period of 2012 by 18 per cent. Activity was supported by higher volumes traded and record-high share prices. The market capitalisation of the JSE benefited from the elevated share prices, increasing by 16 per cent to reach an all-time high of R9,8 trillion in October 2013. Given the robust increase in both market capitalisation and turnover, market liquidity9 moved marginally higher from 41 per cent in 2012 to 42 per cent in the first ten months of 2013.

Following the uncertainty in financial markets, non-residents’ primary vehicles for investment alternated between bonds and shares during the course of 2013. After recording net purchases of R19,7 billion in the second and R4,3 billion in the third quarter of 2013, non-residents reduced their holdings of local shares by R7,7 billion in October. Despite these sales, non-residents recorded net purchases of local shares to the value of R19,3 billion in the ten months to October 2013, compared with net sales of R10,6 billion recorded in the corresponding period of 2012.

    Quarterly Bulletin December 2013

Domestic share prices continued to reach record highs in 2013 alongside the upward trend in international share prices. The FTSE/JSE All-Share Price Index (Alsi) increased by 63 per cent from a recent low of 28 391 index points on 8 August 2011 to an all-time high of 46 193 index points on 6 November 2013. The Alsi was bolstered by, among other things, seemingly positive global sentiment emanating from a view that the economic recovery is slowly gaining traction, some indicators which reinforced expectations that the US Federal Reserve would continue with its monetary stimulus in the short term, and the depreciation in the exchange value of the rand. The higher share prices of companies in the industrial and financial sectors were the main drivers of the Alsi over this period, recording gains of 99 per cent and 70 per cent respectively. In real terms – adjusted using the consumer price index – the Alsi advanced by 31 per cent from August 2011 to October 2013, creating positive wealth effects for consumers.

Quarterly Bulletin December 2013

Market for exchange-traded derivatives

Local commodity futures and options contracts traded 9 per cent lower during the first ten months of 2013, compared with the trading volumes recorded during the corresponding period of 2012. Local agricultural commodity prices, which customarily derive direction from international markets, remained aligned with world prices as better-than-expected US crop production expectations and slower export demand continued to keep international grain prices lower during 2013.

After its assessment of the potential impact of climate change on maize production and food security, the Agricultural Research Council (the Council) warned about lower yields. The Council proposed the adoption of new soil-water-nutrient conservation technologies and the alignment of production with the changing environment to assist in reducing reliance on rain. Projections of lower yields, coupled with the Grains and Oilseeds Supply & Demand Estimates Committee’s (S&DEC) forecasts of increased local and foreign demand for yellow maize, are thus expected to tighten supply and drive prices of maize higher in the medium term.

Trading activity in the interest rate and currency derivatives markets of the JSE nearly doubled to 30,4 million contracts during the first ten months of 2013 when compared with trading volumes recorded in the corresponding period of 2012. Trading volumes are dominated by currency derivatives and were buoyed by the depreciation in the exchange value of the rand, thus contributing to higher turnover.

Turnover in all derivatives traded on the JSE during the first ten months of 2013 is indicated in the table below.

Derivatives turnover on the JSE, January to October 2013

Type of derivative	Value (R billions)	Change over one year (Per cent)
Equity	4 117	19
Warrants	0,5	-12
Commodity	406	-4
Interest rate	409	33
Currency	280	125

    Quarterly Bulletin December 2013

Box 4:	Trade in single stock futures and contracts for difference on the Equity Derivatives Market of the JSE

In the field of finance, a derivative instrument derives its value from the performance of underlying financial instruments such as shares, bonds, currencies, commodities, indices and interest rates. Early types of these contracts can be traced back to biblical times. However, it was not until the late 1630s that in some settings these contracts started to be formalised and standardised, for example through the forward contracting on Dutch tulip bulbs and the Yodoya rice market futures in Japan. The creation of the Chicago Board of Trade in the late 1840s marked the start of derivative instruments trading as it is known today, although it has undergone many refinements over time.

As can be expected, there are various types of derivative instruments and they have generally grown popular due to, among others, their inherent nature of affording investors leveraged positions, while maximising their exposure to underlying financial instruments. Derivative instruments include a wide variety of contracts, such as structured debt obligations, swaps, futures, options and various combinations of these instruments. In South Africa derivatives trading in a formal exchange setting was introduced in 1987. The continued introduction of new products to this market contributed to higher trading activity on the Equity Derivatives Market of the JSE over time. One of the prominent products is single stock futures (SSFs).

SSFs started trading on the JSE in February 1999. These are exchange-traded derivative instruments that give investors exposure to price movements of underlying individually listed shares. An SSF obligates participants to buy or sell, at a fixed price, a single underlying listed share on a future date. An SSF contract is therefore a legally binding commitment with standardised specifications such as size and expiry date. Soon after their introduction, trading activity in SSFs gained prominence, rising over the years and eventually reaching record-high monthly trading volumes of 121 million futures contracts in September 2008. Subsequently, volumes traded in SSF contracts dwindled following the impact of the financial crisis and as the JSE also tightened its SSF listing requirements post the financial crisis. Higher volumes traded are evident in the final month of each quarter as traders settle their positions during the close-out.

In collaboration with an international bank, the JSE introduced international derivatives (IDX) SSFs in November 2008. These are derivatives on international shares that are not listed on the JSE, thus offering investors leveraged exposure to foreign-listed major companies and a useful diversifying tool. Collectively, SSFs continued to dominate trading activity on the JSE’s Equity Derivatives Market – accounting for 55 per cent of the total futures contracts traded in 2011 and 49 per cent in 2012. However, in the first ten months of 2013 the contribution of SSFs to the total number of futures contracts traded declined to 44 per cent, as trading in index and dividend futures gained relative importance.

Quarterly Bulletin December 2013

In May 2013 exchange-traded Contract for Difference (eCFD) instruments, with shares as the underlying instrument, were listed on the Equity Derivatives Market of the JSE. A Contract for Difference (CFD) instrument is an agreement (contract) to exchange, at the close of the contract, the difference between the closing and entry value of the underlying share. Trading CFDs involves participants taking positions on the change in value of the underlying asset over time, essentially betting on whether it is going to rise or fall in the future compared to what it was when the contract was taken out. Payment is in favour of the party that successfully predicted the rise or fall in the share price. Trade in eCFDs complements that in SSFs and offers a wider choice of instruments to participants as well as on-exchange trading relative to over-the-counter trading. The listing of the product on the local bourse followed many years of domestic over-the-counter CFD trading. The popularity of this highly leveraged instrument stems from its ability to closely mirror the liquid underlying spot market. Since their launch 28 117 eCFD contracts have traded with a turnover of R3 million. The main attributes of SSFs and CFDs are outlined below.

Single Stock Futures	Contracts for Difference
Costs are standardised and transparent, with a set principal amount and interest priced in and agreed upon beforehand.

The exchange of unknown amounts at the end of the contract suggests price uncertainties. The contract uses floating interest rates, with the Safex Rand Overnight Rate (SAFEY) as the base rate. The notional exposure amount on which the investor pays interest therefore fluctuates daily with the share price.

Priced using a forecasted dividend. The investor receives no dividend. The price paid is therefore discounted by the forecasted dividend as compensation. Either party therefore stands to lose, should the forecasted dividend turn out differently at expiry.

Agreements to swap dividends – participants are thus liable for full dividend payments. CFD participants’ trading accounts are credited or debited with the cash equivalent to the dividend distributed on the underlying instrument.

Can take physical delivery.	Cash settled only.

Options allowed.	No options allowed.

    Quarterly Bulletin December 2013

Real-estate market

Relatively high household indebtedness and constrained creditworthiness, exacerbated by the slow pace of job creation, continued to dilute the full benefits for the real-estate market offered by the lower interest rate environment. The year-on-year rate of increase in nominal house prices across the various house price barometers varied between 6 and 8 per cent in October 2013. This suggests only moderate house price inflation and, in conjunction with other indicators of housing affordability, a low risk of an imminent asset bubble. FNB’s latest Estate Agent Survey cited an increase in supply constraints, growing residential property demand and a decline in the average time residential properties remained on the market from 17,1 weeks in the second quarter of 2013 to 14,5 weeks in the third quarter, pointing at a gradual improvement in the residential real-estate sector.

Non-bank financial intermediaries

The consolidated assets of non-bank financial institutions10 increased in the third quarter of 2013 against the backdrop of a moderation in economic activity. The asset base of these institutions increased by 7 per cent from the second quarter of 2013 to R6,8 trillion in the third quarter. This represented an increase of 19 per cent from the corresponding quarter of 2012.

The growth in the balance sheet was buoyed by unit trusts and by insurers and retirement funds, whose assets both increased by 8 per cent over the same period. Although insurers and pension funds are the largest intermediaries by asset size, their market share remained at 48 per cent during the second and third quarters of 2013. Similarly, the share of unit trusts was unchanged at 24 per cent over the same period. Meanwhile life insurers’ investment in unit trusts increased from 31 per cent of total assets in the second quarter of 2013 to 32 per cent in the third quarter – this ratio stood at 18 per cent in 2007.

Equities and bonds continued to be the preferred asset classes in the third quarter of 2013, despite more volatile conditions in financial markets. The percentage of assets invested in shares amounted to 55 per cent of total assets. Bonds as well as cash and near-cash instruments accounted for 27 per cent and 7 per cent of total assets respectively.

10

Consisting of unit trusts, the Public Investment Corporation, long- and short-term insurance companies, public and private pension funds, participation bond schemes, finance companies and non-monetary public financial corporations.

Quarterly Bulletin December 2013

The value of loans extended by these intermediaries remained unchanged at 6 per cent of total assets in the third quarter of 2013. Loans that were extended to households were largely for mortgage and instalment sale finance.

Higher asset prices and investment inflows continued to support growth in the assets of non-bank financial institutions. Inflows from retail investors remained fairly high in the first three quarters of 2013, despite the deterioration in the financial position of households, which impede their ability to save. The bulk of retail inflows was from households’ unit trusts and insurance. Investment inflows arising from contractual savings remained subdued over the same period as private pension funds continued to experience large outflows due to the early withdrawal of pension benefits.

Flow of funds

Non-resident investors’ pace of acquiring domestic financial assets decreased in the second quarter of 2013 in line with the volatile financial sector. Despite a decline in their holdings of fixed-interest securities and loans granted to domestic entities, non-residents increased both their deposits with domestic financial institutions and their holdings of equities.

Total financial intermediation across all financial instruments increased by 1 per cent from the first to the second quarter of 2013. Non-bank financial institutions accounted for 63 per cent of total financial intermediation in the second quarter of 2013 – lower than their share of 65 per cent in the first quarter. Fixed-interest securities, equities and deposits were the most popular intermediation instruments, jointly accounting for 75 per cent of total intermediation. The net incurrence of financial liabilities by financial intermediaries increased by 1 per cent in the second quarter of 2013.

    Quarterly Bulletin December 2013

During the second quarter of 2013, the household sector recorded a financial surplus position of R34 billion. The sector increased, among other things, its deposit holdings with financial intermediaries by R34 billion and their contractual savings by R27 billion. Despite the favourable interest rate environment, the household sector’s appetite for debt has not picked up, pointing to both the difficulties with households’ balance sheets and the higher cost of living in general.

Quarterly Bulletin December 2013

11	Unless stated otherwise, year-on-year rates of increase compare fiscal 2013/14 to fiscal 2012/13.
12	Calculated as the cash deficit/surplus of the consolidated central government, provincial and local governments, and non-financial public enterprises and corporations. Data are subject to revision.

Public finance11

Non-financial public-sector borrowing requirement12

In the first half of fiscal 2013/14, non-financial public-sector borrowing requirement amounted to R108 billion – some R6,5 billion higher than in the same period of the preceding year. The broadening of the borrowing requirement stemmed mainly from cash deficits recorded by national and local governments, alongside higher cash deficits recorded by the non-financial public enterprises and corporations. Government remained committed to containing spending within previously announced limits. The borrowing requirement would be funded in the domestic and foreign capital markets through the issuance of Treasury bills, bonds, shares and other equity, and increases in tariffs.

The non-financial public-sector borrowing requirement amounted to 6,4 per cent of gross domestic product in the first half of fiscal 2013/14, slightly lower than the ratio of 6,5 per cent recorded in the same period a year earlier. The table below summarises the financial activities of various levels of the non-financial public sector.

Non-financial public-sector borrowing requirement

R billions

Level of government	Apr–Sep 2012*		Apr–Sep 2013*
Consolidated general government	78,0		75,6
National government	101,4		94,2
Extra-budgetary institutions	-2,5		-4,1
Social security funds	-8,0		-7,2
Provincial governments	-10,6		-10,8
Local governments	-2,3		3,5
Non-financial public enterprises and corporations	23,7		32,6
Total**	101,7	**	108,2	**
As percentage of gross domestic product	6,5		6,4

*	Deficit + surplus –
**	Components may not add up to totals due to rounding

66

Quarterly Bulletin December 2013

For the period under review, non-financial public enterprises and corporations recorded a preliminary cash deficit of R32,6 billion – some R8,9 billion higher when compared with the cash deficit recorded in the first half of fiscal 2012/13. The widening of the cash deficit was on account of pronounced growth in total expenditure, which outpaced growth in total receipts. Net investment in non-financial assets amounted to R51,9 billion in the first half of the current fiscal year. This was R4,8 billion less than the investment spending recorded in the same period a year earlier. State-owned companies remained committed to align economic activities with targets set out in the National Development Plan (NDP).

The Minister of Finance, Mr Pravin Gordhan, in his October 2013 Medium Term Budget Policy Statement announced that additional funding would be allocated to the Passenger Rail Agency of South Africa towards the procurement of new rolling stock. The state-owned company plans to purchase 300 six-car trains over the next decade, with initial delivery expected in 2015/16. Further additional funding has also been channelled towards various priority infrastructure projects in the communications and energy sectors.

In the period under review, an analysis of national government finance statistics indicates that cash receipts from operating activities increased by 10,9 per cent when compared with the same period a year earlier. Growth in total cash receipts was driven mainly by income tax payable by individuals, which showed a strong increase of 12,3 per cent relative to the same period in 2012. The increase in tax receipts from individuals was boosted by salary and wage increases which generally exceeded inflation, and moderately rising employment. Further contributions to the growth in cash receipts were from tax payable by corporations and other enterprises along with value-added tax (VAT).

Government’s cash payments for operating activities increased by 7,3 per cent year on year to amount to R516 billion in the first half of fiscal 2013/14. National government grants to provincial governments accounted for 70,2 per cent of the total grants to general government units and comprised equitable share and conditional grants earmarked for specific purposes. The net result of cash flow from operating activities and net investment in non-financial assets was a cash deficit of R94,2 billion. This deficit was lower than the cash deficit recorded in the corresponding period a year earlier, as cash payments for operating activities grew more slowly than the growth in cash receipts.

An analysis of Provincial Revenue Fund Statements indicated a cash surplus of R10,8 billion in April–September 2013 – almost similar to the cash surplus recorded in the same period of 2012. The Budget Review 2013 estimated that provincial governments would record a cash surplus of R5,0 billion in fiscal 2013/14 as a whole.

Quarterly Bulletin December 2013

Total provincial revenue, primarily driven by grants from national government, amounted to R214 billion during the first half of fiscal 2013/14, representing an increase of 6,9 per cent when compared with the same period in fiscal 2012/13. Provincial grants, which include equitable share transfers and conditional grants earmarked for specific purposes, amounted to R207 billion in the period under review.

In the first six months of fiscal 2013/14, provincial government expenditure amounted to R203 billion, or 7,2 per cent more than in the same period a year earlier. Pronounced growth in provincial government expenditure was mainly driven by personnel costs which amounted to R127 billion in the period under review. Spending in this category was 9,4 per cent higher when compared with April–September 2012. This increase can be attributed to an annual wage agreement of 6,6 per cent, a pay progression of 1,5 per cent and an increase in the headcount of provincial government employees.

Provincial governments’ deposits with the Corporation for Public Deposits increased from R7,4 billion at the end of March 2013 to R18,5 billion at the end of September. At the same time their deposits with private banks increased from R14,9 billion to R15,7 billion. Consequently, their overall indebtedness to banks improved slightly from R1,9 billion at the end of March 2013 to R1,7 billion at the end of September.

During the first six months of fiscal 2013/14, preliminary financial data of local governments indicated a cash deficit of R3,5 billion, in contrast with a cash surplus of R2,3 billion recorded in the same period of fiscal 2012/13. The deterioration in the financial position of local government can largely be attributed to the increase in expenditure which far outpaced the rise in municipal revenue. For the period under review, municipal operating expenses together with net investment in non-financial assets amounted to R137 billion, or R12,5 billion higher when compared with the same period of last year. The steady increase in total expenditure was driven by the rise in municipal personnel costs together with purchases of goods and services, mainly water and electricity. Municipal personnel cost recorded a year-on-year rate of increase of 10,0 per cent, owing to the wage settlement of consumer price inflation plus 1 per cent, hiring of additional staff and other related costs such as performance bonuses.

Cash receipts of local governments amounted to R133 billion in the first half of 2013/14, or R6,7 billion higher than in the same period a year ago. A major source of municipal revenue – the sales of water, electricity and gas – contributed 77,1 per cent to total revenue. This revenue category grew at a year-on-year rate of 5,4 per cent and amounted to R52,7 billion of total revenue during the period under review.

Intergovernmental transfers – grants from national and provincial governments – supplement municipal own revenue in order to meet the objectives of providing basic community services. This amounted to R30,6 billion during the first half of fiscal 2013/14. Included in this amount was a total of R3,2 billion received from national government as part of the general fuel levy-sharing agreement with metropolitan municipalities. During the July–September quarter of 2013 – the first quarter of municipalities’ financial year – municipalities received the bulk of their transfers from national government. This is in contrast to the negligible transfers received in the final quarter of their financial year.

Extra-budgetary institutions recorded a cash surplus of R2,1 billion during July–September 2013, bringing the cash surplus to R4,1 billion in the first half of fiscal 2013/14. This cash surplus was higher than the cash surplus of R2,5 billion recorded in the same period a year earlier. Social security funds recorded a preliminary cash surplus of R7,2 billion in the first two quarters of fiscal 2013/14 – somewhat lower than the cash surplus of R8,0 billion recorded in the same period of fiscal 2012/13. Preliminary data for the first half of fiscal 2013/14 indicated that contributions received by the Unemployment Insurance Fund increased by 14,6 per cent. As average wage settlements remained relatively flat at levels slightly below 8 per cent, this increase suggested a rising number of contributors to the Fund.

Budget comparable analysis of national government finance

In the first half of fiscal 2013/14, spending by national government was moderately lower than the originally budgeted path. National government spent R504 billion during this period, or 8,6 per cent more than in the same period of the previous fiscal year – slower than the prorata budgetary projections. Original budget projections indicated that national government expenditure would

    Quarterly Bulletin December 2013

increase at a rate of 9,5 per cent to total R1 052 billion in fiscal 2013/14. Relative to gross domestic product, national government outlays amounted to 29,6 per cent, slightly higher than the ratio of 29,5 per cent recorded in the first six months of fiscal 2012/13.

Growth in spending was most notable in current payments, along with transfers and subsidies by various departments. The Justice, Crime Prevention and Security Cluster accounted for the bulk of current payments. The increase in current payments by this cluster was mainly driven by the Department of Police, which recorded a year-on-year rate of increase of 9,0 per cent and absorbed 51,8 per cent of the cluster’s outlays.

Transfers and subsidies increased by 6,3 per cent year on year, with the Social Services Cluster contributing the largest share. Spending by the departments responsible for public education, health and social services contributed significantly to the increase in transfers and subsidies by the aforementioned cluster. Education transfers were meant to improve quality of learning in schools and to provide financial support to higher learning institutions.

The Department of Social Development also showed a strong increase in transfers and subsidies, mainly to provide for the rising number of social grant beneficiaries. Transfers and subsidies by the Department of Cooperative Governance and Traditional Affairs were aimed at supporting provinces and municipalities, and included the local government equitable share transfer which helps municipalities to carry out their service delivery and developmental functions effectively. At the same time, the Department of Transport paid subsidies to provinces, municipalities and departmental agencies to improve the country’s road network.

In the first half of fiscal 2013/14, interest paid on national government debt amounted to R49,1 billion, increasing by 12,9 per cent when compared with the same period of the previous fiscal year. Higher issuances of domestic government bonds and Treasury bills to finance the higher deficit contributed to the increase in the interest bill of government. Interest payments were budgeted to amount to R99,6 billion or increase by 13,1 per cent in the current fiscal year.

In April-September 2013 the equitable share transfers to provinces amounted to R169 billion, representing a year-on-year increase of 9,2 per cent. These transfers were expected to total over a third of total national government expenditure and continue to represent a major source of provincial revenue. Provinces use these transfers to provide for the public-sector wage agreements, develop infrastructure, extend and improve school facilities, expand library services, improve health services and increase social welfare services.

Payments to metropolitan municipalities in terms of the general fuel levy-sharing formula amounted to R3,2 billion in April-September 2013. The general fuel levy was budgeted to amount to R9,6 billion or increase by 6,3 per cent in the current fiscal year.

Other statutory payments increased strongly owing to transfers to the Skills Development Levy Fund and Sector Education and Training Authorities (SETAs), meant to enhance training and development of the economy’s workforce.

After taking cash-flow adjustments13 into account, national government’s cash-flow expenditure in the first six months of fiscal 2013/14 equalled R533 billion – or 18,1 per cent more than a year earlier. The large difference between the cash-book and cash-flow expenditure resulted from outstanding transfers of R13,5 billion and the revaluation of index-linked bonds of R9,2 billion.

In April–September 2013, national government receipts amounted to R398 billion, representing a year-on-year increase of 10,1 per cent. This increase in national government revenue was slightly lower compared with the February 2013 Budget, which predicted a 10,8 per cent increase in national government revenue to amount to R873 billion in the current fiscal year. As a ratio of gross domestic product, national government revenue amounted to 23,4 per cent in the first half of fiscal 2013/14.

Taxes on income, profits and capital gains grew by 8,4 per cent year on year, driven by strong growth in personal and corporate income tax collections. Higher pay-as-you-earn and assessment payments contributed to the strong increase in personal income tax. Higher corporate income taxes stemmed from higher provisional payments from the finance, manufacturing, and wholesale and retail trade sectors.

13	Transactions arising from timing differences between the recording of transactions and bank clearances, and late departmental requests for funds.

Quarterly Bulletin December 2013

Collections mainly from transfer duties and securities transfer tax contributed substantially to the year-on-year rate of increase of 26,7 per cent in taxes on property, confirming the improvement in real-estate and capital market activity.

Taxes on goods and services increased strongly and were boosted by higher proceeds from VAT and the fuel levy. Domestic VAT collections recorded a lower year-on-year rate of increase of 8,2 per cent due to consumer indebtedness, lower business and consumer confidence and still-elevated unemployment levels. At the same time, VAT on imported goods increased substantially due to higher imports of especially electrical machinery, other machinery and vehicles.

National government revenue in fiscal 2013/14

	Originally budgeted		Actual Apr–Sep 2013
Revenue source	R billions	Percentage change*	R billions	Percentage change*
Taxes on income, profits and capital gains	501,4	9,6	233,1	8,4
Income tax on individuals	307,2	11,0	143,6	12,3
Income tax on companies	171,2	6,4	81,7	9,4
Payroll taxes	12,4	9,0	5,9	8,0
Taxes on property	9,1	4,9	5,1	26,7
Taxes on goods and services	333,1	12,3	148,0	9,7
Value-added tax	243,0	13,0	107,9	12,1
Taxes on international trade and transactions	41,8	5,8	19,1	20,2
Other revenue	18,5	13,5	9,0	20,1
Less: SACU** payments	43,4	2,9	21,7	2,9
Total revenue	873,0	10,8	398,5	10,1

*	Fiscal 2012/13 to fiscal 2013/14
**	Southern African Customs Union

Strong collections of customs duties contributed to higher taxes on international trade and transactions, and emanated from higher imports, most notably of vehicles, clothing and beverages. Non-tax receipts recorded a substantial increase, boosted by land rent which comprises mainly mineral and petroleum royalties.

    Quarterly Bulletin December 2013

The net result of national government revenue and expenditure was a cash-book deficit before borrowing and debt repayment of R106 billion in the first half of fiscal 2013/14, approximately R3 billion higher than the cash-book deficit recorded in the same period a year earlier. The higher deficit was on account of higher expenses by national government, which far exceeded revenue collections. The cash-book deficit was originally budgeted to amount to R179 billion in fiscal 2013/14 as a whole, slightly higher than the deficit outcome of R173 billion recorded in the previous fiscal year. As a ratio of gross domestic product, the cash-book deficit of national government amounted to 6,2 per cent compared with 6,5 per cent recorded in the same period a year earlier.

The primary balance14 reached a deficit of R56,4 billion between April and September 2013, or 3,3 per cent of gross domestic product. This primary deficit was lower than the deficit of R59,0 billion or 3,7 per cent of gross domestic product recorded in the corresponding period of the previous fiscal year. The primary balance is a useful indicator of fiscal sustainability; negative values, if maintained, signal serious fiscal imbalances and an upward debt trajectory.

14	The deficit/surplus recalculated by excluding interest payments from total expenditure.

Quarterly Bulletin December 2013

71

In the first half of fiscal 2013/14, the cash-flow deficit of national government amounted to R133 billion – some R43,8 billion more than the cash-flow deficit recorded in the first half of fiscal 2012/13. The considerable difference between the cash-book deficit and the cash-flow deficit stemmed from the outstanding transfers and the revaluation of index-linked bonds recorded in the period under review. Extraordinary receipts consisted mainly of revaluation profits on foreign currency transactions and special restructuring proceeds from Telkom and ICASA, alongside the liquidation of the SASRIA investment, and penalties on retail bonds.

After accounting for extraordinary receipts, negligible extraordinary payments and the cost on revaluation of foreign debt at redemption, the net borrowing requirement of national government for the half-year of R133 billion was broadly the same as the cash-flow deficit. This was substantially higher than the net borrowing requirement of R88,2 billion recorded a year earlier. Higher issuances of domestic government bonds, foreign bonds and loans and short-term loans enabled government to finance the net borrowing requirement. Given South Africa’s deep and liquid financial markets, the appetite for domestic debt instruments remained satisfactory. Government also continued to participate in the global capital markets to diversify funding instruments. In the first six months of fiscal 2013/14, national government raised R28,6 billion from inflation-linked bonds, which included the adjusted revaluation on these bonds. Since their inception in March 2000, the outstanding balance on inflation-linked bonds amounted to R273 billion at the end of September 2013. Net redemptions to the value of R1,0 billion were recorded in RSA Government Retail Savings Bonds in the first half of the current fiscal year. Redemptions of these debt instruments have surpassed the issuances thereof since August 2012, largely due to scheduled redemptions.

National government financing in fiscal 2013/14

R billions

Item or instrument	Originally budgeted 2013/14[1]	Actual April–Sep 2013		Actual April–Sep 2012
Deficit	179,2	132,7	[2]	88,9	[2]
Plus: Extraordinary payments	0,9	0,3		2,3
Cost/profit on revaluation of foreign debt at redemption[3]	3,2	4,9		-2,9
Less: Extraordinary receipts	0,3	4,9		0,2
Net borrowing requirement	183,1	133,0		88,2
Treasury bills	23,0	6,0		-4,0
Domestic government bonds	145,4	80,6		77,8
Foreign bonds and loans	-1,1	7,5		-12,5
Change in available cash balances[4]	15,8	39,0		26,9
Total net financing[5]	183,1	133,0		88,2

1	Budget Review 2013
2	Cash-flow deficit
3	Cost + profit –
4	Increase – decrease +
5	Components may not add up to totals due to rounding

Switch transactions are part of government’s strategy to mitigate refinancing risk. Therefore, the R201 bond (redeeming in December 2014) was partly redeemed and switched for R5,4 billion during April–September 2013. Treasury bills were issued at an average interest rate of 5,3 per cent, whereas long-term debt instruments attracted an average interest rate of 8,3 per cent per annum. The average remaining maturity of national government’s domestic marketable bonds lengthened from 146 months at the end of March 2013 to 151 months at the end of September. Net issues of foreign bonds and loans came to R7,5 billion in the first half of fiscal 2013/14. On 16 September 2013, government issued a new US$2,0 billion marketable bond (TY2/90), thereby raising R19,9 billion. The twelve-year bond had a coupon rate of 5,875 per cent and would mature in September 2025. Between March and September 2013, the average outstanding maturity of the foreign marketable bonds of national government lengthened from 86 months to 101 months. This increase in maturity mainly emanated from the issuance of the new bond.

    Quarterly Bulletin December 2013

National government’s available cash balances declined by R39 billion in the first six months of fiscal 2013/14, bringing these balances to a level of R172 billion as at 30 September 2013. Deposits with the Bank amounted to R141 billion at the end of September, while the remaining R31 billion was held with private-sector banks.

The largest share of government’s debt portfolio consisted of domestic government bonds and Treasury bills. Domestic debt of national government increased markedly from R1 241 billion to R1 347 billion between March and September 2013 owing to higher issuances of domestic debt instruments.

Foreign debt of national government rose from R125 billion at the end of March 2013 to R139 billion at the end of September. The increase in foreign debt emanated from the issuance of the new US dollar-denominated bond, together with higher revaluation effects arising from the weaker exchange value of the domestic currency.

Total gross loan debt of national government increased from R1 366 billion to R1 487 billion between March and September 2013. Relative to gross domestic product, total gross loan debt rose from 42,7 per cent to 44,7 per cent during the period under review. Total gross loan debt was originally budgeted to amount to R1 522 billion, with a debt-to-gross domestic product ratio of 43,2 per cent at the end of March 2014.

The Medium Term Budget Policy Statement 2013

Fiscal policy stance

The 2013 Medium Term Budget Policy Statement (MTBPS), presented by the Minister of Finance on 23 October, set out a framework for sustainable public finances, while at the same time managing vulnerability to economic and fiscal risks. Government’s fiscal approach was underpinned by counter-cyclicality and long-term sustainability, striking a balance between consolidation and support for the economy in the three-year budget framework.

The 2013 MTBPS indicated steps to be taken to strengthen government’s performance and to promote an enabling environment for investment and enterprise development. In the period ahead, spending on infrastructure, health, education and social assistance would continue to expand. The public-sector infrastructure programme would enhance the capacity of the economy to grow by reducing bottlenecks in transport, electricity, water and other sectors, while the fiscal deficit would gradually narrow to protect long-term sustainability.

Quarterly Bulletin December 2013

15

Consisting of national and provincial governments, social security funds and selected public entities. The new format for the consolidated fiscal framework also includes extraordinary receipts and payments. However, the Bank uses the main budget which excludes provincial government, social security funds, selected public entities, and extraordinary receipts and payments in its calculation of the deficit.

Government was working to implement the NDP, to give effect to the potential of the country to provide skills and create jobs for the young population; expand the social security net to protect low-income and vulnerable households; and enhance the technical and industrial base.

Growth in real gross domestic product was projected at 2,1 per cent in 2013, lower than the 2,7 per cent estimated in the Budget Review 2013, but would reach 3,5 per cent in 2016. It was anticipated that price pressures would moderate over the medium term, supported by a slower pace of increase in food, petrol and electricity prices. Therefore, inflation was projected at a level of 5,9 per cent in 2013 and was expected to remain within the target range over the medium term, while acknowledging that the weaker rand posed a risk to the inflation forecast.

Over the medium term, expenditure would grow in real terms at an average rate of 2,2 per cent per annum, excluding interest on government debt. Given the outlook for economic growth and revenue, government was reinforcing its commitment to maintain spending within previously announced limits. The consolidated government15 deficit as a ratio of gross domestic product was expected to narrow from 4,2 per cent in the current fiscal year to 3,0 per cent in the outer year of the medium-term period. This would enable government to stabilise debt and start rebuilding fiscal space to fund new priorities.

Fiscal projections

Percentage of gross domestic product

	2013/14		2014/15		2015/16		2016/17
Component	Feb*	Oct**	Feb*	Oct**	Feb*	Oct**	Oct**
Consolidated government
Revenue	28,0	28,7	28,1	28,6	28,1	28,5	28,7
Expenditure	32,6	32,8	32,1	32,7	31,2	32,3	31,7
Budget balance***	-4,6	-4,2	-3,9	-4,1	-3,1	-3,8	-3,0
Gross loan debt	43,2	44,8	43,9	46,0	44,6	47,3	47,7
Net loan debt	38,6	39,3	39,8	41,4	40,3	43,1	43,9

*	Budget Review 2013
**	Medium Term Budget Policy Statement, October 2013
***	Deficit – surplus +

Economic growth in 2013 had been weaker than initially expected. Despite tax revenue collections displaying some resilience, projected gross tax revenue in fiscal 2013/14 had been revised down by R3 billion to amount to R895 billion. Personal income tax collection remained strong as a result of high wage settlements, and corporate income tax had been robust. The revised estimate for corporate income tax revenue stayed virtually unchanged. At the same time, taxes on imported goods had been buoyant. However, there was a degree of uncertainty about the second half of the fiscal year.

Consistent with government’s commitment to eliminate wasteful expenditure, Cabinet would decide on the details of cost-containment instructions that would be issued in 2014. These instructions would apply to the public sector at national and provincial levels, and would include restrictions on air travel, car hire, accommodation, catering, entertainment and conference budgets. Parliament and the public would be invited to help monitor compliance. Similar regulations would be applied at local government level.

Over the longer term, government is committed to rebuilding fiscal space by stabilising and then reducing the ratio of public debt to gross domestic product. By keeping spending growth below the gross domestic product growth rate, fiscal policy would help to stabilise debt as a share of gross domestic product. Re-establishing fiscal space would allow government to respond to future economic shocks by reducing spending on debt-service costs and creating countercyclical borrowing opportunities. Continued expenditure restraints and revenue adjustments may be required beyond the medium term.

    Quarterly Bulletin December 2013

As outlined in the 2013 MTBPS, national government’s debt management strategy works to ensure debt sustainability, keep the cost of debt as low as possible, maintain access to global capital markets and diversify funding instruments. The debt management strategy also emphasises continued bond market development and limiting external exposure by having national government debt largely denominated in domestic currency. As depicted in the accompanying graph, the MTBPS projects a gradual levelling off in the ratio of government debt to gross domestic product over the three years to 2016/17.

Quarterly Bulletin December 2013

Statement of the Monetary Policy Committee

19 September 2013

Issued by Gill Marcus, Governor of the South African Reserve Bank, at a meeting of the Monetary Policy Committee (MPC) in Pretoria

Since the previous meeting of the Monetary Policy Committee (MPC), domestic inflation has breached the upper end of the target range. This development was in line with our forecast and we continue to expect inflation to moderate somewhat in the final quarter of this year. While the outlook for the domestic economic growth environment remains unchanged, it has been overshadowed by protracted work stoppages. Where wage agreements have been reached, these have generally been above the headline inflation rate, contributing to the upside risk to the inflation outlook.

During this period, global financial markets have been dominated by continued speculation about the speed and timing of tapering of quantitative easing by the United States (US) Fed. The uncertainty related to this event resulted in a high degree of volatility and weakening in a number of emerging-market economies’ foreign-exchange and bond markets since May. The decision by the Fed to delay tapering surprised the markets and emerging-market currencies in particular responded strongly, with many seeing significant overnight currency appreciation. The Fed emphasised the data-dependent nature of its decision, indicating that this respite could prove to be temporary, as speculation regarding the timing of future tapering is likely to continue whenever positive data emerges from the US.

The year-on-year inflation rate as measured by the consumer price index (CPI) for all urban areas increased to 6,3 per cent in July and 6,4 per cent in August. Food and non-alcoholic beverages inflation measured 7,1 per cent in August, up from 6,8 per cent in July, while petrol prices increased at a year-on-year rate of 23 per cent. Core inflation, which excludes food, petrol and electricity, measured 5,1 per cent, down from 5,2 per cent in July, while administered prices excluding petrol moderated to 7,0 per cent. The headline producer price inflation for final manufactured goods accelerated to 6,6 per cent in July, up from 5,9 per cent in June.

The inflation forecast of the Bank has deteriorated further since the previous meeting of the MPC. The forecast for 2013 is unchanged at an average of 5,9 per cent, but inflation is now expected to average 5,8 per cent in 2014 compared with 5,5 per cent in the previous forecast. The forecast for 2015 has been raised from 5,2 per cent to 5,4 per cent, and inflation is expected to average 5,3 per cent in the final two quarters of that year. The current breach of the inflation target is still expected to be temporary, and the peak was possibly reached in August. The deterioration in the forecast is mainly due to changes in assumptions related to the exchange rate of the rand and petrol prices, but given the overnight developments these assumptions will be revisited on an ongoing basis.

The forecast for core inflation for 2013 is 0,1 percentage point lower, at an average of 5,2 per cent. This measure is then expected to average 5,4 per cent and 5,3 per cent in the coming two years, compared with the previous forecasts of 5,2 per cent and 5,0 per cent respectively, and to measure 5,1 per cent in the final quarter of 2015. This upward drift of underlying inflation is due to the lagged effects of the depreciation of the rand exchange rate and the impact of higher unit labour costs.

Inflation expectations, as measured in the survey conducted in the third quarter of 2013 by the Bureau for Economic Research, have remained stable around the upper end of the target range. It is of concern to the MPC that inflation is expected to average 6,0 per cent in 2013 and 6,2 per cent and 6,1 per cent in the subsequent two years respectively. Business respondents expect inflation to average 6,4 per cent in both 2014 and 2015, slightly lower than in the previous forecast, while expectations of trade unionists are unchanged from the

    Quarterly Bulletin December 2013

previous survey, at 6,2 per cent and 6,3 per cent for these respective years. The expectations of economic analysts have deteriorated slightly since the previous survey but still expect inflation to average below 6,0 per cent over the period, and to average 5,8 per cent and 5,5 per cent in 2014 and 2015 respectively.

Global economic prospects have improved in a number of the advanced economies, but downside risks remain. Growth in the US appears to be gradually improving, despite fiscal headwinds, and most forecasts are for growth in excess of 2,5 per cent in 2014. There are, however, a number of downside risks to the outlook which were also highlighted by the Fed. Financial conditions have tightened since the initial tapering announcement, and there are fears that the significantly higher mortgage rates and the observed downturn in mortgage applications could derail the nascent recovery in the housing market, posing a risk to household consumption expenditure. Fiscal policy is also seen as a source of downside risk, with the debt ceiling issue expected to resurface in mid-October. Failure to find a resolution could result in further unplanned fiscal expenditure cuts.

The eurozone emerged from its protracted recession in the second quarter of 2013 led by Germany, but economic growth is expected to remain weak and below trend for some time. This negative outlook is compounded by fragile political environments in a number of countries, including uncertainty regarding the ability of some of the peripheral countries to meet the conditions of their bail-out clauses amid stringent fiscal consolidation measures and deteriorating debt dynamics, and slow progress towards a banking union. The Japanese economy appears to be responding to the stimulus packages and the weaker yen, but it is still too early to assess the sustainability of the recovery.

Fears of a marked slowdown in China have abated somewhat following strong growth in industrial production in August, amid easing liquidity and bank lending conditions. While there are some concerns that the recent improvement is based on an unsustainable credit boom, growth in excess of 7 per cent in 2014 is generally expected.

The expectation of an end to US quantitative easing prompted a sell-off of emerging-market assets, which has the risk of further undermining the weaker growth outlook that has been apparent for some time. While financial markets in these countries have reacted positively to the Fed’s decision not to begin tapering at this stage, the underlying weaknesses are expected to persist.

Monetary policy in the advanced economies remains highly accommodative, and forward guidance suggests that low policy rates will be maintained for some time. Inflation in the advanced economies remains very low but there is speculation that a faster-than-expected decline in the US unemployment rate could prompt an earlier start to normalisation of monetary policy in the US. Some emerging markets, notably Brazil, Indonesia, Turkey and India have either tightened monetary policy in response to currency depreciation, implemented a range of direct controls on capital flows or engaged in direct intervention in the foreign-exchange markets.

The exchange rate of the rand has been highly volatile since the previous meeting of the MPC, against the backdrop of a widening current-account deficit, domestic labour disputes, and the reversal of capital flows to emerging-market economies. The rand’s strong co-movement with other emerging-market currencies suggests that external factors predominated over this period. Since the previous MPC meeting, the rand has fluctuated in a range between around R9,55 and R10,50 against the US dollar and appreciated by 2,3 per cent against the dollar, but is more or less unchanged on a trade-weighted basis.

The uncertainties related to possible changes in US monetary policy have been reflected in the volatile non-resident activity in the domestic bond and equity markets. Following net sales of domestic bonds to the value of R17,9 billion between May and August in reaction to the Fed tapering announcement, non-residents have been net purchasers of bonds in September to the value of R9,3 billion, bringing the cumulative total since the beginning of the year to R14,9 billion. Non-resident appetite for domestic equities has remained strong following net sales in 2011 and 2012, with year-to-date net purchases of R28,3 billion.

Quarterly Bulletin December 2013

The risks to the inflation outlook from the exchange rate remain elevated and dependent on its future trend. A sustained depreciation trend could pose a significant risk to the inflation outcome. While there are some signs of generalised price pressures evident in the producer price index, to date the pass-through to consumer price inflation has been relatively muted, given the weak pricing power in the current low growth environment.

The rand is expected to remain sensitive to global sentiment as well as to the current-account deficit, which widened to 6,5 per cent of gross domestic product (GDP) in the second quarter of 2013. The deficit is expected to narrow in the coming months in response to the depreciated currency. However, this response is expected to be slow, given the import-intensive nature of capital expenditure by the state-owned enterprises in particular. Furthermore, export revenues are hampered by weak external demand, strike activity in the mining and motor vehicles sectors in particular, and declining terms of trade. The stepping up of exports is critical to address the current account deficit. While the rand has appreciated significantly in the last few days, the experience of the past few months is indicative of its vulnerability to future changes in US monetary policy.

The domestic growth outlook is unchanged since the previous MPC meeting. The real GDP growth rate of 3,0 per cent recorded in the second quarter of 2013 was driven mainly by a recovery in the manufacturing sector, following the marked contraction in the first quarter. Despite the rebound, growth was below the estimated potential of around 3,5 per cent and the negative output gap widened further. The Bank’s forecast of GDP growth is unchanged: we still expect growth to average 2,0 per cent in 2013, and 3,3 per cent and 3,6 per cent in the next two years respectively. The composite leading business cycle indicator of the Bank declined slightly in June, continuing its broadly sideways movement, confirming the subdued growth outlook. Business sentiment remains weak: the RMB/BER Business Confidence Index declined from 48 index points in the second quarter to 42 index points in the third quarter.

There are, however, tentative signs of improvement in the manufacturing sector. The Kagiso PMI increased to its highest level in 6 years, and in July the physical volume of manufacturing production increased by 3,5 per cent on a month-to-month basis, and 5,4 per cent year on year. Capacity utilisation also increased marginally in the second quarter of 2013 to 81,3 per cent. Despite these positive trends, manufacturing output is expected to be adversely affected by protracted strikes, particularly in the motor vehicle sector. Mining output, which contracted in the second quarter, is expected to contribute positively to growth in the third quarter, following strong increases in production in July and a relatively quick resolution of the strikes in the gold-mining sector.

Growth in real gross fixed capital formation remains relatively weak, at an annualised rate of 2,7 per cent in the second quarter of 2013. A positive feature is the acceleration in the growth of private-sector fixed investment expenditure to 4,4 per cent, which more than offset the decline in outlays by the public corporations, mainly due to unplanned construction delays. Gross fixed capital formation as a percentage of GDP increased marginally to 19,5 per cent in the second quarter, still well below the levels of around 24 per cent reached in 2008 and the National Development Plan target of 30 per cent by 2030.

Employment trends remain extremely subdued, consistent with the slow pace of economic growth. According to the Quarterly Employment Statistics (QES) of Statistics South Africa (Stats SA), formal non-agricultural employment increased by a mere 7,000 employees or 0,1 per cent between the quarters ended June 2012 and June 2013. Of great concern is the loss of jobs in the tradeable sectors of the economy. Over this period there was a loss of 23 000 employees in the mining sector and a total of 7 000 in the manufacturing and construction sectors, while there was an increase of 26 000 employees in the community, social and personal services industry.

Growth in final consumption expenditure by households has been on a declining trend since the first quarter of 2012, but may have bottomed out, having increased from 2,3 per cent in the first quarter to 2,5 per cent in the second quarter. There was a notable increase in the consumption of durable goods, which could include pre-emptive buying ahead of possible exchange rate-induced

    Quarterly Bulletin December 2013

price increases, as reflected in the sharp decline in new vehicle sales in August. The moderate trend in consumer demand is also reflected in the 2,8 per cent year-on-year increase in retail trade sales in July, and the month-on-month decline of 0,5 per cent.

The FNB/BER Consumer Confidence Index increased significantly in the third quarter and expenditure is expected to be positively affected by high wage settlements and positive wealth effects. Nevertheless, consumption expenditure growth is expected to be constrained by low employment creation, high household debt levels, declining rates of credit extension to households, and high petrol and electricity price increases, all of which are likely to curtail discretionary spending.

The trend of wage settlements remains an upside risk to inflation and job creation. The current wage bargaining round has seen a wide range of settlements, generally above the current inflation rate. According to Andrew Levy Employment Publications, the overall average wage settlement rate in collective bargaining agreements was 7,9 per cent in the first half of 2013 and this is likely to have increased in the third quarter. According to data derived from the QES, average salary and wages per worker over four quarters increased by 8,7 per cent in the quarter ending June 2013, but when accounting for productivity increases, the unit labour cost increase amounted to 6,8 per cent. The ultimate impact on inflation will depend in part on the increase in the total wage bill, as the impact of higher wages may be offset by job losses or slower employment creation. We are concerned that the increase in productivity, although relatively low, reflects job losses and a switch to more capital intensive production.

The moderate pace of bank credit extension to the private sector has been maintained with twelve-month growth of 8,7 per cent in total loans and advances recorded in July. Instalment sale credit and leasing finance remained robust, while growth in general loans to households, which is mainly unsecured lending, declined to 20,2 per cent in July, the lowest rate of growth since August 2010. The shorter-term trends for unsecured lending are more marked, with growth in the three months to July measuring 11,0 per cent and negative growth in loans of less than R30 000. Growth in mortgage credit extension has remained subdued. Twelvemonth growth in credit extension to the corporate sector declined from 10,5 per cent in June to 8,7 per cent in July, with some indications that this reflects a lack of demand by corporates. They remain relatively cash flush and have also placed increasing reliance on corporate bond issues.

Food prices are a risk to the inflation outlook, although the continued downward trend of international food prices has helped to offset the impact of the weaker rand on maize and wheat prices. Consumer food inflation measured 7,4 per cent in August, while at the producer price level, manufactured food price inflation measured 7,5 per cent in July. Price increases of agricultural products, by contrast, were muted at 0,5 per cent in July, with year-on-year declines in the prices of cereals and meat, but strong increases, of 21,4 per cent, in fruit and vegetable prices.

The immediate risks to inflation from international crude oil prices appear to have abated for now following a decline in the political risk premium, but prices remain highly sensitive to developments in the Middle East in particular. Having increased to a level of around US$118 per barrel in response to events in Egypt and Syria, the price has since moderated to around US$110 as the risk of US military action in Syria has subsided. Petrol prices increased at a year-on-year rate of 23,0 per cent in August, but favourable base effects and the small decline in the price in September are likely to result in a far lower rate of petrol price inflation in that month. The combination of a lower oil price and a stronger exchange rate observed in recent days is likely to result in a further moderate price decline in October, reversing the expectation earlier in the month of a further significant increase.

The MPC assesses the risks to the inflation outlook to be on the upside, mainly due to exchange rate and wage pressures. The decision of the Fed to delay tapering has provided a temporary reprieve to the exchange rate. However, the continued uncertainty relating to the timing of the inevitable slowdown in bond purchases and its data-dependent nature imply that emerging-market currencies, including the rand, are likely to experience a protracted period of volatility. In the short run these developments may have moderated the risk to inflation from the exchange rate, but medium- to longer-term risks remain, which will be assessed on an ongoing basis.

Quarterly Bulletin December 2013

The MPC remains mindful of the conflicting policy choices that it faces. The breach of the upper end of the inflation target is expected to be temporary, but the longer-term trajectory is uncomfortably close to the upper end of the target range. At the same time, there are still no significant demand-side pressures in the economy and consumption expenditure growth is subdued. The output gap continues to widen, and the employment data show that there is very little net employment creation in the economy, while employment in the manufacturing and mining sectors has been declining. Consumers remain under pressure with persistently high debt-to-disposable income ratios, further exacerbated by the rising cost of petrol and other administered prices.

Currently, a sustained breach of the inflation target is not our central forecast, but the upside risks to the inflation outlook require careful monitoring. Should the risks to the medium-term inflation outlook deteriorate significantly the MPC will not hesitate to take appropriate action in order to maintain the integrity of the inflation-targeting framework and to anchor inflation expectations at a lower level. At this stage, however, given the global uncertainties and downside growth risks, the MPC has decided to keep the repurchase rate unchanged at 5,0 per cent per annum.

    Quarterly Bulletin December 2013

Statement of the Monetary Policy Committee

21 November 2013

Issued by Gill Marcus, Governor of the South African Reserve Bank, at a meeting of the Monetary Policy Committee (MPC) in Pretoria

Since the previous meeting of the Monetary Policy Committee (MPC), the headline inflation rate has returned to within the inflation target range. Despite this favourable development, inflation is expected to remain uncomfortably close to the upper end of the target band. Moreover, the upside risks to the inflation outlook remain elevated, dominated by uncertainties primarily relating to both the timing and the speed of the tapering of the United States (US) Fed’s bond purchasing programme.

The domestic growth outlook remains fragile, with third-quarter growth expected to have been adversely affected by the protracted work stoppages in the motor vehicle sector in particular, which also contributed to a decline in exports. Both business and consumer confidence remain at low levels. The MPC therefore continues to face the dilemma of upside risks to inflation, against a backdrop of a weaker growth outlook and a possible further depreciation of the currency.

Having breached the upper end of the inflation target range in July and August, the year-on-year inflation rate, as measured by the consumer price index (CPI) for all urban areas, declined to 6,0 per cent in September and 5,5 per cent in October. Food and non-alcoholic beverages inflation surprised on the downside, moderating to 4,3 per cent from 6,0 per cent in September, and contributing 0,6 percentage points to the annual CPI increase, compared with 0,9 percentage points in the previous month. Petrol prices increased at a year-on-year rate of 9,3 per cent, down from 12,8 per cent in September. Core inflation, which excludes food, petrol and electricity, was unchanged at 5,3 per cent, while administered price inflation excluding petrol increased marginally to 7,1 per cent. The headline producer price inflation for final manufactured goods was unchanged in September at 6,7 per cent.

The headline inflation forecast of the Bank is more or less unchanged since the previous meeting of the MPC. The forecast average inflation rates for 2013 and 2014 are 5,8 per cent and 5,7 per cent respectively, both years 0,1 percentage point lower than in the previous forecast. The forecast for 2015 is unchanged at 5,4 per cent, with inflation expected to average 5,3 per cent in the final quarter of that year. Inflation is expected to remain within the target range for the entire forecast period, with a peak of 5,9 per cent in the second quarter of 2014.

The forecast for core inflation for 2013 is unchanged at an average of 5,2 per cent, but has deteriorated for 2014 when it is expected to average 5,6 per cent compared with the forecast of 5,4 per cent previously. The forecast for 2015 remains at 5,3 per cent, ending the year at 5,1 per cent. This upward drift of the underlying inflation measure continues to be driven by the lagged effects of the depreciation of the rand exchange rate and the impact of higher unit labour costs.

The global economy is characterised by a hesitant multispeed recovery. The outlook for the US remains positive following third-quarter growth of 2,8 per cent, notwithstanding the fiscal headwinds and the unresolved budget and fiscal cliff issues, which remain downside risks. The employment data have generally been positive, prompting speculation that the Fed may begin cutting back on its programme of bond purchases sooner than previously anticipated. There is a great deal of uncertainty around the timing and pace of tapering. The timing is likely to be highly sensitive to labour market developments, and we expect the pace to be gradual to avoid undue impacts on financial markets. However, as evidenced earlier this year, the financial markets’ reaction will be key to the process and to spillover effects.

While the United Kingdom (UK) economy also appears to be growing relatively strongly, with annualised growth of 3,2 per cent in the third quarter of 2013, hopes for a rebound in the eurozone have been undermined by weak growth in the third quarter. Having emerged from a prolonged recession in the second quarter, the region recorded an annualised growth rate of 0,4 per cent in the third quarter, with contractions in a number of countries, including France

Quarterly Bulletin December 2013

and Italy, and a slowdown in Germany. The Japanese economy shows signs of a sustained recovery, but growth moderated to 1,9 per cent in the third quarter, from around 4 per cent in the previous two quarters.

The slowdown in emerging markets remains broad-based but there are signs that some countries, particularly in emerging Asia, may be responding to the recovery in the advanced economies. The outlook for China has also improved and it is expected to maintain its growth rate of around 7,5 per cent, amid recent moves towards further structural reforms. Subdued growth is expected in most of the larger Latin American economies, including Brazil and Mexico.

Monetary policy in the advanced economies is expected to remain highly accommodative for some time against the backdrop of subdued headline and core inflation, as well as persistently high rates of unemployment. Despite the expected reversal of quantitative easing, the US policy rate is expected to remain at the zero bound for much longer, while slow growth and the risk of deflation prompted the recent further easing of monetary policy by the European Central Bank. Inflation in the UK has declined to below the upper threshold of 2,5 per cent. Emerging-market economies are facing generally higher inflation dynamics, due in part to exchange rate reactions to expectations of Fed tapering. Inflation pressures have prompted monetary policy responses in a number of countries including Brazil, India and Indonesia, who have all raised rates.

Speculation regarding tapering has been the main driver of rand exchange rate volatility since the previous meeting of the MPC. The rand appreciated to around R9,55 against the US dollar following the September decision by the Fed to delay tapering, and then reached a level of around R10,45 following the November Federal Open Market Committee meeting when market expectations were for an earlier start to tapering. More recently the rand has appreciated somewhat as the expected timing was pushed back by the markets, and also in response to the South African Revenue Service (SARS) release of new trade data. The rand has depreciated by 17 per cent against the US dollar since the beginning of the year, and by 15 per cent on a trade-weighted basis.

The exchange rate of the rand remains an increasingly upside risk to the inflation outlook, notwithstanding the relatively slow pass-through to consumer prices to date. The challenge facing the MPC is not only to anticipate the timing and speed of Fed tapering, but also to try to assess the extent to which tapering is already priced into the exchange rate. There is a risk that, should there be a stronger or more disorderly response by the markets to actual Fed tapering, the reaction of the exchange rate could be more extreme.

These developments have been reflected in the non-resident activity in the domestic bond and equity markets. In September and October, when expectations of Fed tapering were modified, non-residents were net buyers of bonds to the value of R17 billion, more or less reversing the net sales that followed the initial reaction in May. Since early November, however, when risk aversion returned, net sales of bonds have amounted to R9,7 billion. At the same time, net sales of equities have amounted to R14,5 billion. Year to date, non-resident purchases of bonds and equities have totalled R12,8 billion and R4,8 billion respectively.

A further risk is the deficit on the current account of the balance of payments, which makes the exchange rate more sensitive to possible capital flow slowdowns or reversals. In the second quarter of 2013 the deficit amounted to 6,5 per cent of GDP, and the published trade data suggest that a further deterioration of the trade account can be expected following the temporary collapse of motor vehicle exports and significantly higher imports in the third quarter. The actual outcome may be ameliorated to some extent by the recent inclusion by SARS of South Africa’s merchandise trade data with its Southern African Customs Union (SACU) partners in the trade statistics, made possible by the modernisation of the customs data collections systems. The new inclusive data have resulted in a significant adjustment to the trade statistics published by SARS.

However, in compiling the balance-of-payments accounts in the past, the Bank made estimates of South Africa’s trade with Botswana, Lesotho, Namibia and Swaziland, based on various sources. The historical trade data in the balance-of-payments accounts will be revised to

    Quarterly Bulletin December 2013

account for the differences between the new data and our own previous estimates. These revisions will be published in the December Quarterly Bulletin on 3 December, and may also result in minor revisions to the gross domestic product (GDP) data. Nevertheless, the underlying trend of the current account is not expected to change significantly.

The domestic economic growth outlook remains fragile. Following a rebound of growth to an annualised 3,0 per cent in the second quarter of 2013, the third-quarter outcome is expected to be significantly lower, and more in line with the 0,9 per cent recorded in the first quarter of this year. The Bank’s forecast for growth in 2013 has been revised down from 2,0 per cent to 1,9 per cent, while the forecasts for 2014 and 2015 have been revised down to 3,0 per cent and 3,4 per cent respectively, from 3,3 per cent and 3,6 per cent. This is consistent with the Bank’s composite leading business cycle indicator which continues to trend sideways, while the RMB/ BER Business Confidence Index at 43 points was more or less unchanged in the fourth quarter, indicative of a subdued outlook.

The adverse third-quarter growth outcome is largely due to a quarter-to-quarter contraction of 2,1 per cent in the manufacturing sector, in part a consequence of the protracted strikes that resulted in a 27,9 per cent decline in the production of motor vehicles, parts and accessories in that quarter. Reflecting these developments, the Kagiso PMI declined to 50,0 index points in September from 55,6 points in August, but recovered somewhat to 50,7 index points in October. Industrial action and safety-related stoppages also impacted negatively on mining output, but despite negative growth in August and September, a positive quarter-to-quarter growth rate of 1,4 per cent was recorded.

Encouragingly, the construction sector is showing signs of recovery with a generally steady upward trend in the value of real building plans passed, and the confidence of building contractors in the business confidence index increasing to its highest level in almost six years.

The moderating trend in the growth of consumption expenditure by households that has been evident for some time appears to have continued into the third quarter. Retail trade sales recorded a quarter-to-quarter increase of only 0,4 per cent in that quarter, and a month-to-month contraction of 0,7 per cent in September, although wholesale trade was more robust. This is consistent with the FNB/BER Consumer Confidence Index which had reached a ten-year low in the third quarter of 2013, with only a marginal improvement in the fourth quarter.

The trends in credit extension are likely to constrain consumption expenditure in the short to medium term. Twelve-month growth in total loans and advances measured 8,4 per cent in September, down from 9,0 per cent in August, while the quarterly growth rate was 5,3 per cent in the third quarter. There are clear indications of a sharp decline in lending to households. Twelvemonth growth in general loans to households, mostly unsecured lending, declined to 14,2 per cent in September, the lowest rate of growth since February 2010, while annualised growth over three months was 2,8 per cent. In August and September a contraction was recorded in this category. Growth in mortgage lending, at below 3 per cent, remained subdued despite a small acceleration in September, mainly driven by commercial mortgages. By contrast, instalment sale credit remained buoyant, while twelve-month growth in total loans and advances to companies increased to 10,6 per cent.

Household consumption expenditure is, however, expected to be supported to some extent by wage trends. According to Andrew Levy Employment publications, the overall average wage settlement rate in collective bargaining agreements was 7,9 per cent in the first nine months of 2013, compared with 7,6 per cent for 2012 as a whole. Although a number of these settlements are generally well below the initial demands, they are considerably above the upper band of the inflation target, and pose a potential risk to the inflation outlook.

According to the Quarterly Labour Force Survey of Statistics South Africa (Stats SA), the official unemployment rate moderated to 24,7 per cent in the third quarter of 2013, from 25,5 per cent a year earlier. This follows an increase in employment of 2,8 per cent or 383,000 jobs over that period. This implies that the economy has only now returned to the same levels of employment attained before the crisis. These figures, however, are in contrast to the Quarterly Employment Statistics of Stats SA which showed a 0,1 per cent growth in the formal non-agricultural sector from June 2012 to June 2013, and which correlates more closely with GDP trends.

Quarterly Bulletin December 2013

Fiscal policy, as outlined in the Medium Term Budget Policy Statement, continues to be countercyclical, attempting to balance the need to support the economy and the need for fiscal consolidation. A deficit of 4,2 per cent is projected for the current fiscal year, and is expected to narrow to 3,0 per cent by 2015/16. Non-interest real expenditure growth is capped at an average of 2,2 per cent over the next three years, and the three-year agreement with civil service unions, due to expire in 2015, is expected to limit the growth in the public sector wage bill. This pace of consolidation should stabilise the net national debt at 44 per cent in 2017/18.

Food price inflation moderated to 4,2 per cent in October, from 6,0 per cent in September, with the deceleration in price increases being broad-based. Final manufactured producer food price inflation declined from 7,5 per cent peak in July to 6,8 per cent in September. Agricultural product prices increased by 4,3 per cent at the producer price level in September, with cereals and other crop prices declining by 6,8 per cent. This was in line with lower international food commodity prices, which offset the impact of the weaker exchange rate to some extent. While food price inflation may continue to moderate in the short term, upside pressures can be expected from the exchange rate and the fact that meat price declines, due in part by drought-induced culling, are unlikely to persist.

International oil prices have remained relatively contained below the US$110 per barrel level since the previous MPC meeting. These prices continue to be dominated by political developments in the Middle East, and the global growth outlook. Should international oil prices and the exchange rate remain at current levels, a small increase in the domestic petrol price is likely in December following a cumulative 48 cents decrease in October and November. It is important to note, however, that further weakness in the exchange rate will pass through quickly into these prices.

Despite the better-than-expected October inflation outcome, the MPC continues to assess the risks to the inflation outlook to be on the upside, mainly as a result of further potential exchange rate pressures. Tapering by the Fed is inevitable, but until a decision is taken financial markets globally are likely to experience heightened volatility. There is a high degree of uncertainty regarding the extent to which US policy actions are already priced in to the exchange rate.

Compounding the risks to the exchange rate is the stubbornly wide current-account deficit, notwithstanding recent revisions to the trade data. The deficit increases South Africa’s sensitivity to global spillover effects. The MPC is mindful of the adjustment lags and will be watching carefully for signs of a positive current-account response. We need to take advantage of the depreciated exchange rate and not allow the benefits to be eroded through higher wage and other input prices. Action will be required should the adjustment mechanism not operate effectively.

While the exchange rate impact on CPI is increasingly evident in the core inflation measure, to date the pass-through has been relatively muted. But this is unlikely to persist should there be a significant further depreciation.

At the same time the policy dilemma is underlined by the deterioration in the growth outlook. The committee assesses the risks to be on the downside, amid continued supply disruptions and low business and consumer confidence. The downward trend of household consumption expenditure is indicative of relatively weak demand conditions in the economy, and slower bank credit extension to households is likely to reinforce this trend.

The inflation forecast remains uncomfortably close to the upper level of the inflation target range but our central forecast remains within the target. Given the increased upside risks to the outlook, we do not see room for further monetary accommodation. We will continue to monitor developments carefully on an ongoing basis and remain committed to act as required. The MPC has decided to keep the repurchase rate unchanged at 5,0 per cent per annum at this stage.

    Quarterly Bulletin December 2013

The MPC meeting dates for 2014 are as follows:

27–29 January 2014 (Monday–Wednesday)

25–27 March 2014 (Tuesday–Thursday)

20–22 May 2014 (Tuesday–Thursday)

15–17 July 2014 (Tuesday–Thursday)

16–18 September 2014 (Tuesday–Thursday)

18–20 November 2014 (Tuesday–Thursday)

Quarterly Bulletin December 2013